Exhibit 99.4

Interxion Holding NV

Annual Report 2011

Contents

Report of the Board of Directors	2
Financial Statements	23
Consolidated Income Statement	24
Consolidated Statement of Comprehensive Income	24
Consolidated Statement of Financial Position	25
Consolidated Statement of Changes in Shareholders’ Equity	26
Consolidated Statement of Cash Flows	28
Notes to the 2011 Consolidated Financial Statements	29
Interxion Holding N.V. Company Financial Statements	72
Company Statement of Financial Position	73
Company Income Statement	74
Notes to the 2011 Company Financial Statements	75
Other Information	79
Appropriation of Result	79
Proposed Appropriation of Results for the Year 2011	79
Independent Auditor’s Report	80

REPORT OF THE BOARD OF DIRECTORS

HIGHLIGHTS

Overview

Interxion achieved important milestones in 2011 starting with our successful Initial Public Offering (IPO) we completed early in the year. We also continued our record of double-digit growth in revenue and Adjusted EBITDA as well as our string of sequential quarterly increases in both of these metrics, having produced at least 21 consecutive quarters of organic growth by year end 2011.

The IPO provided us with additional capital to continue to expand our capacity to satisfy the strong demand for our carrier-neutral colocation data center services across our European footprint. Interxion ended the year in a strong position, both financially and operationally. While Europe’s broader economy continued to be challenging, demand for carrier-neutral data center services remained very strong. Our results validate the strength of our business model and our differentiated approach to the customers we target. Looking ahead to 2012, we are expecting to benefit from the same industry trends that drove our business in 2011 and we look forward to reporting on the progress we make on the significant capacity expansion program underway.

2011 performance at-a-glance

In its first year as a publicly traded company, Interxion:

•	continued its record of strong organic growth across all key financial metrics;

•	focused on attracting “magnetic” customers in its communities of interest;

•	maintained a low average churn rate of approximately 0.5% per month; and

•	announced a significant expansion in its data center capacity.

2011 financial highlights

Interxion recorded strong financial results in 2011:

•	17% revenue growth, to €244.3 million (2010: €208.4 million);

•	23% Adjusted EBITDA growth, to €97.6 million (2010: €79.2 million);

•	40% Adjusted EBITDA margin (2010: 38.0%);

•	74% increase in net profit, to €25.6 million (2010: €14.7 million).

Executing against our growth strategy and business model

We experienced solid execution of our business strategy in 2011 by focusing on our communities of interest to drive growth and value for our customers and shareholders.

Broad geographic footprint and segmented approach to the market produced strong results

Interxion continued to execute its go-to-market strategy, which focuses on identifying and serving market segments that have similar characteristics, and then finding and developing communities of interest within those segments. Our communities of interest continue to be powerful value creators – for us and for our customers – and serve as a differentiator for the Company in what is a competitive market.

Digital Media & Distribution, Enterprises, Financial Services, Cloud Services Providers and Network Providers are five well-defined segments that have long-term growth potential. They also have fundamental needs in common that are best satisfied by carrier-neutral colocation providers. Our strategy of developing these communities of interest enables us to benefit from the lower cost of acquiring and retaining customers, as well as from better pricing and improved margins by increasing the value our data centers deliver to our customers. In addition, serving these target communities diversifies revenue and positions us to capture business from these high-growth segments.

During 2011 community membership increased significantly. Specific highlights include:

•	An expanded City of London data center enabled us to build on our strong position in Financial Services, while developing our London media hub in the digital media community.

•	Fifty new customers in our cloud community comprised of cloud service providers and systems integrators, who deliver cloud solutions to enterprises.

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We established Cloud Testlab centers in Amsterdam and London with key industry providers, including Microsoft, Hewlett Packard, and KPN. These development environments enable hosting providers to design and trial cloud services for their customers by accessing and using tools from these industry leaders, thereby helping to seed our cloud community.

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There was strong growth in the media segment, driven by an increase in IP Traffic and video content, with iStream Planet – an early leader in the digital media industry – establishing its European Broadcast Operations Center at Interxion’s City of London data center.

We will continue to focus on growing our communities of interest in 2012, by identifying and attracting the type of magnetic customers that will accelerate community growth across our footprint.

Demand was steady across reporting segments

A key aspect of our growth strategy, and an important component of our value proposition, is our diversified customer base and broad geographic footprint. As a result of this strategy, our overall performance is not materially exposed to a single market, or to one customer or customer segment. Demand in 2011 remained steady, and trends in customer spending were consistent across the Big 4 (UK, France, Germany and the Netherlands) and Rest of Europe segments, despite a continued challenging macro-economic climate throughout Europe. Pricing remained rational across the industry while industry expansion continued to be disciplined.

Expansion strategy on track and continued to be a successful driver of long-term value

2011 was a significant year in our expansion strategy. We invested €162 million in capital projects, primarily in expanding data centers. We added 1,800 square metres of equipped space, primarily in our Rest of Europe markets, but we also began constructing four significant new builds, one in each of our Big 4 markets. We expect these new facilities to start coming into service in the first half of 2012, beginning with our April announced opening of FRA7 followed by Paris, London and Amsterdam the balance of 2012. During 2012, we also expect to invest between €170 million and €190 million in capital projects, and we expect to end the year with a 20% increase in new capacity compared to the 62,800 square metres that were equipped at the end of 2011.

This expansion is demand-driven and is typically in response to the needs of our existing customers, which continue to represent approximately 60% of our new contracts. It is our goal to have 25% of our new data centers pre-sold before their scheduled opening dates. We expect this to be the case in our new expansions that come into service during 2012.

New data centers will not only add important new capacity for our customers, but they will also increase our costs. In addition to the capital costs involved in their construction, operating costs will increase. These costs, typically, property and personnel expenses incurred in providing and supporting the new space, have a significant fixed component that does not vary with the utilisation of the data centers. Personnel are usually added when a new data center opens, however, headcount is not generally added as the utilisation of the data center increases. Similarly, we incur the lease expenses associated with the expansion capacity which do not increase as space is sold. These increases in costs, together with lower levels of initial utilisation, has a temporary negative impact on our margins (an occurrence known as “expansion drag” in our industry), but as utilisation and revenue rise at a data center, the high contribution each additional euro makes to revenue is indicative of the operating leverage in our business model.

The recapitalisation of our business has given us greater flexibility in the manner in which we acquire sites, and design and build our data centers. We are able to take a longer term perspective with the option to build larger data centers where demand is very strong. An example of this new flexibility is our acquisition, in December, of the freehold property underlying two of our key data centers in Paris, and, in early 2012, the freeholder underlying Amsterdam 6 data center.

Our recapitalisation began in 2010 with the refinancing of our debt, which resulted in long-term, fixed- rate debt that shielded us from interest-rate and refinancing risks for the bonds’ seven-year term. In 2011, our IPO provided €138.6 million in net equity proceeds, further strengthening our balance sheet, and fully funded our current expansion plans.

Financial Instruments

For the company’s risk management procedures related to financial instruments we refer to the Group’s accounting policies and note 18, as included in these financial statements.

Outlook

Interxion has established its reputation as a leading European data center services provider as European demand for highly connected data center infrastructure continues to increase, in line with the growth in the digital economy. We will continue to capitalise on this increasing opportunity by successfully executing our proven strategy in 2012 and beyond. In line with this expectation, we expect our number of employees to further increase in the coming years.

Interxion will remain committed to designing and operating sustainable data centers by continuously optimizing energy efficiency and reducing CO2 emissions.

We are excited about the future. Interxion has never been better positioned for long-term success. We thank our employees for their outstanding performance in serving our customers during the year and, finally, we offer our thanks to you, our shareholders and bond holders, for your continuing support.

STRUCTURE

Introduction

InterXion Holding N.V. (the “Company”) is a company organized under the laws of the Netherlands and is the direct or indirect parent company of all companies forming the Interxion group of companies (the “Group”). The Company was incorporated on April 6, 1998 as European Telecom Exchange B.V. and was renamed into InterXion Holding B.V. on June 12, 1998. On January 11, 2000 the Company was converted into a Naamloze Vennootschap. Since January 28, 2011 the Company’s shares are listed on the New York Stock Exchange (“NYSE”).

The Company has one class of shares of which 66,129,363 had been issued and paid-in as of December 31, 2011. Of these shares 20,375,252 have been issued by the Company in 2011 as part of its initial public offering.

Our corporate seat is in Amsterdam, the Netherlands. Our principal office is at Tupolevlaan 24, 1119 NX, Schiphol-Rijk, the Netherlands.

Board of Directors

Board Powers and Function

Our Board is responsible for the overall conduct of our business and has the powers, authorities and duties vested in it by and pursuant to the relevant laws of The Netherlands and our articles of association. In all its dealings, our Board shall be guided by the interests of our Group as a whole, including but not limited to our shareholders. Our Board has the final responsibility for the management, direction and performance of us and our Group. Our Executive Director will be responsible for the day-to-day management of the Company. Our Non-Executive Directors will supervise the Executive Director and our general affairs and provide general advice to the Executive Director.

Our Chief Executive Office (“CEO”), the Executive Director, is the general manager of our business, subject to the control of our Board, and is entrusted with all of our Board’s powers, authorities and discretions (including the power to sub-delegate) delegated by the full Board from time to time by a resolution of our Board. Matters expressly delegated to our CEO are validly resolved upon by our CEO and no further resolutions, approvals or other involvement of our Board is required. Our Board may also delegate authorities to its committees. Upon any such delegation our Board supervises the execution of its responsibilities by our CEO and/or our Board committees. The Board remains ultimately responsible for the fulfilment of its duties by them. Moreover its members remain accountable for the actions and decision of the Board and have ultimately responsibility for the Company’s management and the external reporting. The Board’s members are answerable to the shareholders of the Company at its Annual General Meeting of Shareholders.

Our articles of association provide that in the event the Company have a conflict of interest with one or more Directors, the Company may still be represented by the Board or an Executive Director. In the event of a conflict of interest, however, by operation of Dutch law, our general meeting of shareholders has the power to designate one or more other persons to represent the Company. Directors who have a conflict of interest are not prohibited from participating in Board meetings or the decision-making process.

Board Meetings and Decisions

All resolutions of our Board are adopted by a simple majority of votes cast in a meeting at which at least the majority of the Directors are present or represented. A member of the Board may authorize another member of the Board to represent him/her at the Board meeting and vote on his/her behalf. Each Director is entitled to one vote (provided that, for the avoidance of doubt, a member representing one or more absent members of the Board by written power of attorney will be entitled to cast the vote of each such absent member). If there is a tie, the Chairman has the casting vote.

Our Board meets as often as it deems necessary or appropriate or upon the request of any member of our Board. During 2011 our Board has met nine times. Our Board has adopted rules, which contain additional requirements for our decision-making process, the convening of meetings and, through separate resolution by our Board, details on the assignment of duties and a division of responsibilities between Executive Directors and Non-Executive Directors. Our Board has appointed one of the Directors as Chairman and one of more Directors as Vice-Chairman of the Board. Our Board is further assisted by a corporate secretary. The corporate secretary may be a member of our Board or our Senior Management and is appointed by our Board.

Composition of Board

Our Board consists of a minimum of one Executive Director and a minimum of three Non-Executive Directors, provided that our Board is comprised of a maximum of 7 (seven) members. The number of Executive Directors and Non-Executive Directors is determined by our general meeting of shareholders, provided that the majority of our Board must consist of Non-Executive Directors. Only natural persons can be Non-Executive Directors. The Executive Directors and Non-Executive Directors as such are appointed by our general meeting of shareholders, provided that our Board is classified, with respect to the term for which each member of our Board will severally be appointed and serve as member of our Board, into three classes, as nearly equal in number as reasonably possible.

Our Directors are appointed for a period of three years. The initial class I Directors served for a term expiring at the annual general meeting of shareholders held in 2011, the initial class II Directors serve for a term expiring at the annual general meeting of shareholders to be held in 2012, and the initial class III Directors serve for a term expiring at the annual general meeting of shareholders to be held in 2013. At each annual general meeting of shareholders, Directors appointed to succeed those Directors whose terms expire are appointed to serve for a term of office to expire at the third succeeding annual general meeting of shareholders after their appointment. Notwithstanding the foregoing, the Directors appointed to each class continue to serve their term in office until their successors are duly appointed and qualified or until their earlier resignation, death or removal. If a vacancy occurs, any Director so appointed to fill that vacancy serves its term in office for the remainder of the full term of the class of Directors in which the vacancy occurred.

Our Board has nomination rights with respect to the appointment of a Director. Any nomination by our Board may consist of one or more candidates per vacant seat. If a nomination consists of a list of two or more candidates, it is binding, and the appointment to the vacant seat concerned will be from the persons placed on the binding list of candidates and will be effected through election. Notwithstanding the foregoing, our general meeting of shareholders may, at all times, by a resolution passed with a two-thirds majority of the votes cast representing more than half of our issued and outstanding capital, resolve that such list of candidates will not be binding. Upon completion of the initial public offering in January 2011, the Company entered into a shareholders’ agreement with affiliates of Baker Capital. For so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of our outstanding ordinary shares, Baker Capital will have the right to designate for nomination a majority of the members of our board of directors, including the right to nominate the chairman of our board of directors. As a result, these shareholders have, and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as the ability to elect and change our management and to approve other changes to our operation. The interests of Baker Capital and its affiliates could conflict with your interests, particularly if we encounter financial difficulties or are unable to pay our debts when due. Affiliates of Baker Capital also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, although such transactions might involve risks to you as a holder of ordinary shares. In addition, Baker Capital or its affiliates may, in the future, own businesses that directly compete with ours or do business with us. The concentration of ownership may further have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our company and might ultimately affect the market price of our ordinary shares.

A majority of our Directors is independent as required by the NYSE Manual. Of our Non-Executive Directors, Mr. Baker and Mr. Manning are considered to be non-independent as they are both general partners of Baker Capital’ affiliates. Our other Non-Executive Directors are all independent.

Directors may be suspended or dismissed at any time by our general meeting of shareholders. A resolution to suspend or dismiss a Director must be adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of our issued and outstanding share capital. Currently, Dutch law does not allow Directors to be suspended by our Board; however, Dutch law is expected to be amended to facilitate the suspension of executive directors by a board of directors and following such amendment a Director may also be suspended by our Board.

CURRENT DIRECTORS

Name	Age	Gender	Nationality	Position	Term Expiration

David Ruberg	66	Male	US	President, Chief Executive Officer, Vice-Chairman and Executive Director	2013

John C. Baker	62	Male	US	Chairman and Non-Executive Director	2013

Robert M. Manning	52	Male	US	Non-Executive Director	2012

David Lister	53	Male	UK	Non-Executive Director	2014

Cees van Luijk	62	Male	Dutch	Non-Executive Director	2012

Michel Massart	61	Male	Belgium	Non-Executive Director	2014

Jean F.H.P. Mandeville	52	Male	Belgium	Non-Executive Director	2013

David Ruberg, President, Chief Executive Officer, Vice-Chairman and Executive Director

David Ruberg joined us as President and Chief Executive Officer in November 2007 and became Vice- Chairman of the board of directors when it became a one-tier board in 2011. David served as Chairman of the Supervisory Board from 2002 to 2007 and on the Management Board from 2007 until the conversion into a one-tier board. David was affiliated with Baker Capital, a private equity firm from January 2002 until October 2007. From April 1993 until October 2001 he was Chairman, President and CEO of Intermedia Communications, a NASDAQ-listed broadband communications services provider, as well as Chairman of its majority-owned subsidiary, Digex, Inc., a NASDAQ-listed managed web hosting company. He began his career as a scientist at AT&T Bell Labs, contributing to the development of operating systems and computer languages. David serves on the board of QSC AG. He holds a Bachelor’s Degree from Middlebury College and a Masters in Computer and Communication Sciences from the University of Michigan.

John C. Baker, Chairman and Non-Executive Director

Mr. Baker serves as Chairman of the board of directors. Prior to our conversion into a one-tier board of directors in January 2011, Mr. Baker served as Chairman of our Supervisory Board, which he joined in 2007. Mr. Baker founded Baker Capital in 1995. Mr. Baker is a graduate of Harvard College and Harvard Business School. Because of his position at Baker Capital, Mr. Baker is a non-independent director.

Robert M. Manning, Non-Executive Director

Mr. Manning serves on our board of directors. Prior to our conversion into a one-tier board of directors in January 2011, Mr. Manning served on our Supervisory Board, which he joined in 2002. Mr. Manning is a general partner with Baker Capital. Prior to joining Baker Capital, Mr. Manning was CFO of Intermedia Communications, Inc., an integrated communications service provider, from 1996 to 2001, and a director of its majority-owned subsidiary Digex, Inc., a provider of complex, managed, web hosting services, from 1998 to 2001. Prior to Intermedia, Mr. Manning was a founding executive of DMX, Inc., the first satellite- and cable-delivered digital radio network, from 1990 to 1996. Prior to DMX, Mr. Manning worked as an investment banker to the cable television and communications industries. Mr. Manning serves on the boards of Broadview, Inc., PlusTV, Wine.com (Chairman) and Adaptix (Chairman) and is a graduate of Williams College. Because of his position at Baker Capital, Mr. Manning is a non-independent director.

David Lister, Non-Executive Director

Mr. Lister serves on our board of directors, to which he was appointed in June 2011. Mr. Lister joined National Grid as Global Chief Information Officer in March 2009. He is also a Non-Executive Director of the UK Government’s Department of Work and Pensions. Before joining National Grid, David held CIO positions at a number of leading international companies including Royal Bank of Scotland, Reuters, Boots, Glaxo, Wellcome, and Guinness plc. Prior to these assignments, he held a series of increasingly senior positions in Information Technology across a range of industries including Chemicals, Construction, and Electronics as well as time in Management Consultancy with Coopers & Lybrand. He was a Non-Executive Director of IXEurope, a European IT Services company, prior to its acquisition. He is a member of several IT consultative boards including the Board of eSkills, the Skills Sector Council for Business and Information Technology in the UK and is a Fellow of the British Computer Society. Before entering industry, David studied Architecture at the University of Edinburgh.

Cees van Luijk, Non-Executive Director

Mr. Van Luijk serves on our board of directors. Prior to our conversion into a one-tier board of directors in January 2011, Mr. Van Luijk served on our Supervisory Board, which he joined in 2002. Since 2003 he has been Chairman and co-managing partner of Capital-C Ventures, a Benelux-focused technology venture capital firm. Mr. Van Luijk was formerly the CEO of Getronics between 1999 and 2001 and prior to that a member of the Global Leadership Team of PricewaterhouseCoopers. Mr. Van Luijk serves on the boards of PontMeyer N.V., Intersafe Groeneveld, Holland Colours N.V., Parkking Holding B.V. and Lirema B.V. Mr. Van Luijk is a Certified Public Accountant in The Netherlands and holds a Master’s Degree in Business Economics from the Erasmus University Rotterdam.

Michel Massart, Non-Executive Director

Mr. Massart serves on our board of directors, to which he was appointed in January 2012. He is a former managing partner of PricewaterhouseCoopers (PWC) in Belgium, where he held various positions in the field of audit, specializing in Technology and FMCG companies and the Public Sector. From 1988 to 1996, he also assumed HR responsibilities for PWC Belgium. In 1997, he set up the Corporate Finance Department of PWC Belgium specializing in M&A, valuations and corporate restructuring. From 2003 to 2011, he was a director and chairman of the audit committee of Millicom International Cellular S.A., a mobile telephone operator in emerging countries listed on the NASDAQ and Stockholm stock exchanges. He is a former member of the Board of the Belgian Institute of Statutory Auditors. He is currently a professor at Solvay Brussels School of Economics and Management in Brussels, Belgium where he lectures on accounting, risk management and corporate governance.

Jean F.H.P. Mandeville, Non-Executive Director

Mr. Mandeville serves on our board of directors, to which he was appointed in January 2011. From October 2008 to December 2010, Mr. Mandeville served as Chief Financial Officer and board member of MACH S.à.r.l. He served as an Executive Vice President and Chief Financial Officer of Global Crossing Holdings Ltd/Global Crossing Ltd., from February 2005 to September 2008. Mr. Mandeville joined Global Crossing in February 2005, where he was responsible for all of its financial operations. He served as Chief Financial Officer of Singapore Technologies Telemedia Pte. Ltd./ST Telemedia from July 2002 to January 2005. Mr. Mandeville was a Senior Consultant with Coopers & Lybrand, Belgium from 1989 to 1992. In 1992, he joined British Telecom and served in various capacities covering all sectors of the telecommunications market (including wireline, wireless and multi-media) in Europe, Asia and the Americas. From 1992 to June 2002, Mr. Mandeville served in various capacities at British Telecom PLC, including President of Asia Pacific from July 2000 to June 2002, Director of International Development Asia

Pacific from June 1999 to July 2000 and General Manager, Special Projects from January 1998 to July 1999.He graduated from the University Saint-Ignatius Antwerp with a Masters in Applied Economics in 1982 and a Special degree in Sea Law in 1985.

The current members of the Board have been selected with a view of securing the relevant expertise and cultural background that the Company requires in its current state of development. The performance and composition of the Board will be reviewed annually.

Directors’ Insurance and Indemnification

In order to attract and retain qualified and talented persons to serve as members of our Board or our Senior Management, we currently do and expect to continue to provide such persons with protection through a directors’ and officers’ insurance policy. Under this policy, any of our past, present or future Directors and members of our Senior Management will be insured against any claim made against any one of them for any wrongful act in their respective capacities.

Under our articles of association, we are required to indemnify each current and former member of our Board who was or is involved, in that capacity, as a party to any actions or proceedings, against all conceivable financial loss or harm suffered in connection with those actions or proceedings, unless it is ultimately determined by a court having jurisdiction that the damage was caused by intent (opzet), willful recklessness (bewuste roekeloosheid) or serious culpability (ernstige verwijtbaarheid) on the part of such member.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to members of our Board, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Board Committees

Our Board has established an audit committee, a compensation committee and a nominating committee. Each committee will evaluate its performance annually to determine whether it is functioning effectively.

Audit Committee

Our audit committee consists of three independent Directors, Cees van Luijk, Michel Massart and Jean Mandeville, with Cees van Luijk serving as the chairperson of the audit committee. The audit committee is independent as defined under and required by Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended (“Rule 10A-3”) and the NYSE Manual. Our board of directors has determined that Cees van Luijk qualifies as an “audit committee financial expert,” as that term is defined in Item 16A of Form 20-F. The audit committee has the responsibility, subject to Board and shareholder approval, for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm, KPMG Accountants N.V. In addition, approval of the audit committee is required prior to our entering into any related-party transaction. It is also responsible for “whistle-blowing” procedures, certain other compliance matters and the evaluation of the Company’s policies with respect to risk assessment and risk management. The audit committee met seven times during 2011. Most of its time has been dedicated to reviewing with management, and with the independent auditor, the unaudited quarterly financial statements and the audited annual financial statements. This included reviewing the effectiveness of internal controls and overseeing the Company’s compliance with its legal and regulatory requirements.

Compensation Committee

Our compensation committee consists of two independent Directors, Cees van Luijk and David Lister, and one non-independent Director, John C. Baker, who also serves as the chairperson of the compensation committee. Among other things, the compensation committee reviews, and makes recommendations to the Board regarding, the compensation and benefits of our CEO and our Board. The compensation committee also administers the issuance of stock options and other awards under our equity incentive plan and evaluates and reviews policies relating to the compensation and benefits of our employees and consultants. The compensation committee met three times during 2011, with a focus on reviewing and approving the Company’s option plan, the directors remuneration policy and the senior management’s 2011 cash incentive scheme.

Nominating Committee

Our nominating committee consists of two independent Directors, Cees van Luijk and Jean Mandeville, and one non-independent Director, John C. Baker, who serves as the chairman of the nominating committee. The nominating committee is responsible for, among other things, developing and recommending to our Board our corporate governance guidelines, identifying individuals qualified to become Directors, overseeing the evaluation of the performance of the Board, selecting the Director nominees for the next annual meeting of shareholders, and selecting director candidates to fill any vacancies on the Board. The nominating committee met two times during 2011. The main focus of these meetings was the nomination of non-executive directors.

General Meetings of Shareholders and Voting Rights

Our Annual General Meeting of Shareholders must be held within six months after the end of each of our financial years. It must be held in The Netherlands in Amsterdam or Haarlemmermeer (Schiphol Airport). Our financial year coincides with the calendar year. An extraordinary general meeting of shareholders may be convened whenever our Board or CEO deems such necessary.

Each of the ordinary shares confers the right to cast one vote. Each shareholder entitled to participate in a general meeting of shareholders, either in person or through a written proxy, is entitled to attend and address the meeting and, to the extent that the voting rights accrue to him, to exercise his voting rights in accordance with our Articles. The voting rights attached to any ordinary shares, or ordinary shares for which depositary receipts have been issued, are suspended as long as they are held in treasury.

At the Annual General Meeting of Shareholders at least the following items are discussed and/or approved:

•	The written report of the Board of Directors containing the course of affairs of the Company and the conduct of the Board during the previous financial year;

•	The adoption of the annual accounts;

•	The discharge of the members of the Board of Directors in respect of their supervision during the previous financial year;

•	Appointment for any vacancies; and

•	Allocation of profits

The Board of Directors requires the approval of the General Meeting of Shareholders for resolutions of the Board that entail a significant change in the identity or character of the Company or the business connected with it, which significant changes in any case include:

•	The transfer of (nearly) the entire business of the Company to a third party;

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The entering into or termination of long-term co-operations of the Company or of one of its subsidiaries with another legal entity or company or as fully liable partner in a limited or general partnership, if this co-operation or termination is of major significance for the Company; and

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The acquisition or disposal, by the Company or one of its subsidiaries, of participating interests in the capital of a company representing at least one-third of the sum of the assets of the Company as shown on its balance sheet according to the last adopted annual account of the Company.

Shareholders holding at least 1% of our issued share capital or shares representing a value of at least € 50 million may submit agenda proposals for the general meeting of shareholders. Provided we receive such proposals no later than 60 days before the date of the general meeting of shareholders, and provided that such proposal does not, according to our Board, conflict with our vital interests, we will have the proposals included in the notice.

Pursuant to the provisions in our articles of association, the general meeting of shareholders may only upon a proposal of the Board resolve to amendment of the Company’s articles of association, change of the Company’s corporate form, enter into a Dutch statutory (de)merger or dissolve and liquidate the Company. Moreover these decisions require a resolution passed with a two-thirds majority of the votes cast representing at least one-half of the Company’s issued share capital.

Anti-Takeover Measures

The Company has no anti-takeover measures in place. Although we do not envisage to adopt any specific anti-takeover measures, the Board of Directors, pursuant to the articles of association as adopted by the general meeting of shareholders on January 26, 2011 and as amended on January 20, 2012, has been designated for a period of five years which terminates on January 28, 2016 to issue shares and grant rights to subscribe for shares up to the amount of our authorized share capital.

Acquisition by the Company of shares in its issued capital

The Company may only acquire shares in its issued capital if all of the following requirements are met:

1.	The distributable equity of the Company must at least be equal to the purchase price;

2.	The aggregate nominal value of the shares already held by the Company and its subsidiaries and of the shares held in pledge by the Company does not exceed one-half of the Company’s issued capital; and

3.	The Board has been authorised by the general meeting of shareholders thereto. Such authorization shall be valid for not more than eighteen months and the general meeting must specify in the authorisation the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set. This authorisation is not required in so far as shares in the Company’s issued share capital are acquired in order to transfer them to employees of the Company or of its subsidiaries as referred to in section 2:24b of the Dutch Civil Code pursuant to a plan applicable to such employees.

Our shareholders authorized our Board to acquire ordinary shares up to a maximum of ten percent of the ordinary shares outstanding, whether through the stock exchange or by other means, at prices between an amount equal to the nominal value of the ordinary shares and an amount equal to 110% of the market prices of the ordinary shares on the New York Stock Exchange (the market price being the average of the closing price on each of the 30 consecutive days of trading preceding the three trading days prior to the date of acquisition) for a period ending on July 26, 2012.

COMPENSATION

Process

In compliance with Dutch law, the General Meeting of Shareholders has adopted a directors’ remuneration policy for the Board of Directors. The remuneration of Executive Directors shall be determined by the Board within the framework of this remuneration policy, which determination will be on the basis of recommendations made by the Board’s Compensation Committee. The remuneration of our Non-Executive Directors shall be determined by the General Meeting of Shareholders based on a proposal of the Board.

Policy Goal

The goal of the Company’s remuneration policy is to provide remuneration to its Directors in a form that will attract, retain and motivate qualified industry professionals in an international labour market and to align the remuneration of the Directors with the short and long-term elements of the tasks of the Directors as well as with interests of the shareholders of the Company. The compensation of our Directors will be reviewed regularly.

Our Executive Director has an employment agreement that terminates on November 4, 2013.

Compensation

The annual compensation to our Executive Director for the year ended December 31, 2011, was € 500,000 as annual base salary. Our Executive Director is eligible for an annual cash incentive, which is set at an on-target cash incentive percentage of 100% of his annual base salary. Over 2011 he earned € 747,250 for achievements during 2011. Moreover in 2011, 600,000 options with an exercise price of $14.74 were granted to the Executive Director.

The annual compensation to our Non-Executive Directors for the year ended December 31, 2011 was € 35,000 for our Chairman and for the other Non-Executive Directors. The chairman of the Audit Committee receives additional annual compensation of € 10,000. No other cash incentives are paid to our Non- Executive Directors. In 2011 our Non-Executive Director Mr. Jean Mandeville was granted 15,000 options with an exercise price of $13.00, and our Non-Executive Director Mr. David Lister was granted 15,000 options with an exercise price of $14.74. These options vest over a 2.5 and a 3 years period, respectively, with the first 33.33% vesting 6 months and 12 months after the award date, respectively, and the remainder vesting in equal annual installments thereafter.

The Company does not contribute to any pension scheme for its Directors.

RISK MANAGEMENT

Risk management and the internal control structure

The aim of our risk management and internal control structure is to find the right balance between an effective, professional enterprise and the risk profile that we are aiming for as a business. Our risk management and internal controls, based on the COSO Enterprise Risk Management Framework, make a significant contribution to the prompt identification and adequate management of strategic and market risks. They also support us in achieving our operational and financial targets and in complying with the applicable laws and regulations.

Risk management approach

The Board has the ultimate responsibility for the risk management and internal control structure. Local subsidiary management teams are responsible for implementing the strategy, achieving results, identifying underlying opportunities and risks and ensuring effective operations. They have to act in accordance with the policy and standards set by the Board, in which they are supported by corporate departments. Compliance to standards and policies is discussed regularly between subsidiary management and representatives of the Board, and is subject to review by corporate departments.

Internal Audit Function

The Board has discussed the implementation of a formal internal audit function and envisions implementing a formal internal audit function. The start of the implementation project is expected in 2012.

Financial Instruments

For the company’s risk management procedures related to financial instruments we refer to the Group’s accounting policies and note 18, as included in these financial statements.

Interxion’s Code of Conduct

Our Code of Conduct and Business Ethics is a reflection of our commitment to act as a responsible social partner and of the way we try to interact with all of our stakeholders.

Risk Factors

•

We cannot easily reduce our operating expenses in the short term, which could have a material adverse effect on our business in the event of a slowdown in demand for our services or a decrease in revenue for any reason.

•

Our inability to utilize the capacity of newly planned data centers and data center expansions in line with our business plan would have a material adverse effect on our business, financial condition and results of operations.

•	If we are unable to expand our existing data centers or locate and secure suitable sites for additional data centers on commercially acceptable terms our ability to grow our business may be limited.

•	Failure to renew or maintain real estate leases for our existing data centers on commercially acceptable terms, or at all, could harm our business.

•	Our leases may obligate us to make payments beyond our use of the property.

•	We may experience unforeseen delays and expenses when fitting out and upgrading data centers, and the costs could be greater than anticipated.

•	We face significant competition and we may not be able to compete successfully against current and future competitors.

•	Our services may have a long sales cycle that may materially adversely affect our business, financial condition and results of operations.

•	Our business is dependent on the adequate supply of electrical power and could be harmed by prolonged electrical power outages or increases in the cost of power.

•

A general lack of electrical power resources sufficient to meet our customers’ demands may impair our ability to utilize fully the available space at our existing data centers or our plans to open new data centers.

•

A significant percentage of our Monthly Recurring Revenue is generated by contracts with terms of one year or less remaining. If such contracts are not renewed, or if their pricing terms are negotiated downwards, our business, financial condition and results of operations would be materially adversely affected.

•	Our inability to use all or part of our net deferred tax assets could cause us to pay taxes at an earlier date and in greater amounts than expected.

•	Our operating results have fluctuated in the past and may fluctuate in the future, which may make it difficult to evaluate our business and prospects.

•	We are dependent on third-party suppliers for equipment, technology and other services.

•

We depend on the ongoing service of our personnel and senior management team and may not be able to attract, train and retain a sufficient number of qualified personnel to maintain and grow our business.

•	Disruptions to our physical infrastructure could lead to significant costs, reduce our revenues and harm our business reputation and financial results.

•

Substantial indebtedness could adversely affect our financial condition and our ability to operate our business, and we may not be able to generate sufficient cash flows to meet our debt service obligations.

•	Our insurance may not be adequate to cover all losses.

•

Our failure to meet the performance standards under our service level agreements (SLA’s) may subject us to liability to our customers, which could have a material adverse effect on our reputation, business, financial condition or results of operations.

•	We could be subject to costs, as well as claims, litigation or other potential liability, in connection with risks associated with the security of our data centers.

•	We face risks relating to foreign currency exchange rate fluctuations.

•	The slowdown in global economies and their delayed recovery may have an impact on our business and financial condition in ways that we currently cannot predict.

•	Acquisitions present many risks, and we may not realize the financial or strategic goals that were contemplated at the time of any transaction.

•

The European data center industry has suffered from over-capacity in the past, and a substantial increase in the supply of new data center capacity and/or a general decrease in demand for data center services could have an adverse impact on industry pricing and profit margins.

•	If we do not keep pace with technological changes, evolving industry standards and customer requirements, our competitive position will suffer.

•	Terrorist activity throughout the world and military action to counter terrorism could adversely impact our business.

•	Our carrier-neutral business model depends on the presence of numerous telecommunications carrier networks in our data centers.

•	We may be subject to reputational damage and legal action in connection with the information disseminated by our customers.

•

Laws and government regulations governing Internet-related services, related communication services and information technology and electronic commerce, across the European countries in which we operate, continue to evolve and, depending on the evolution of such regulations, may adversely affect our business.

•

The industry in which we operate is subject to environmental and health and safety laws and regulations and may be subject to more stringent efficiency, environmental and health and safety laws and regulations in the future.

•	The market price for our ordinary shares may continue to be volatile.

•

A substantial portion of our total outstanding ordinary shares may be sold into the market at any time. Such future sales or issuances, or perceived future sales or issuances, could adversely affect the price of our shares.

•	You may not be able to exercise pre-emptive rights.

•

We may need additional capital and may sell additional ordinary shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

•	We have never paid, do not currently intend to pay and may not be able to pay any dividends on our ordinary shares.

•

Your rights and responsibilities as a shareholder will be governed by Dutch law and will differ in some respects from the rights and responsibilities of shareholders under U.S. law, and your shareholder rights under Dutch law may not be as clearly established as shareholder rights are established under the laws of some U.S. jurisdictions.

•	The interests of our principal shareholders may be inconsistent with your interests.

•

We are a foreign private issuer and, as a result, as permitted by the listing requirements of the New York Stock Exchange, we may rely on certain home-country governance practices rather than the corporate governance requirements of the New York Stock Exchange.

•	You may be unable to enforce judgments obtained in U.S. courts against us.

•	We incur increased costs as a result of being a public company.

CONTROLS AND PROCEDURES

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) and for the assessment of the effectiveness of internal control over financial reporting. Internal control over financial reporting includes maintaining records, that, in reasonable detail, accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have material effect on our financial statements would be prevented or detected on a timely basis. The Company’s internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework).

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011.

Management’s report is not subject to attestation by the Company’s independent registered public accounting firm given its current status as a non-accelerated filer. Therefore, the annual report and Form 20- F do not include an attestation report from the Company’s independent registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Controls and Procedures over financial reporting

There were no changes that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

DUTCH CORPORATE GOVERNANCE CODE

In addition to the “structure” section of this report on page 7, please find below a further description of our corporate governance.

The Company is committed to consistent improvement of its corporate governance policies in line with Dutch and US best practices. Where the NYSE Manual conflicts with the Dutch Corporate Governance Code, the Company intends to comply with the NYSE Manual.

Since our initial public offering on January 28, 2011, we are required to comply with the Dutch Corporate Governance Code. The revised Dutch Corporate Governance Code became effective on January 1, 2009 (the Code), and applies to all Dutch companies listed in a government-recognized stock exchange, whether in the Netherlands or elsewhere.

The full text of the Dutch Corporate Governance Code can be found at the website of the Monitoring Commission Corporate Governance Code (www.commissiecorporategovernance.nl).

The primary frame of reference of the Code is a two-tier board structure customary in the Netherlands, comprising of a board of directors (comprising of the executive directors) and a separate supervisory board (comprising of the non-executive directors). Considering that the Company applies a one-tier board structure that is not customary in the Netherlands, we aim to comply with the relevant provisions of the Code as much as possible, but cannot, however, meet all of the Code’s provisions. Several provisions of the Code do, moreover, not apply to the Company. This is, for example, the case with Best Practice Provision IV. 1.2 (relating to voting rights on financing preference shares, as we do not have this type of shares).

The Code is based on a ‘comply’ or ‘explain’ principle. The discussion below summarizes the primary differences between the Company’s corporate governance structure and the best practice provisions of the Code:

•

Best Practice Provision II.2.4 states amongst others that if options are granted, they shall, in any event, not be exercised in the first three years after the date of granting. The Company has granted options to some of its Directors, which options vest starting within three years after the date of granting. Although not in accordance with the Code, the Company considers that it is in the best interest of the Company and its stakeholders to align the vesting of the options with the term of their appointment as director.

•

Best Practice Provision II.2.6 states that the option price may not be fixed at a level lower than a verifiable price or a verifiable price average in accordance with the trading in a regulated market on one or more predetermined days during a period of not more than five trading days prior to and including the day on which the option is granted. On 29 June 2011 Mr. Mandeville was awarded 15,000 options to acquire shares in the capital of the Company at an exercise price of $ 13.00 per share, while the shares on that day traded at $ 14.74. In accordance with the decision of the General Meeting of Shareholders held on 29 June 2011, non-executive directors who are not affiliated with a shareholder of the Company at the time they become a non-executive director will receive a one-time grant of 15,000 options to acquire shares in the capital of the Company at an exercise price equal to the price per share on the date such person becomes a non-executive director. Mr. Mandeville joined our Board on 26 January 2011 and the Company considers that on that day $ 13.00 was fair value per share on that day.

•

Best Practice Provision III.2.1 states that all Non-Executive Directors, with the exception of not more than one person, shall be independent within the meaning of Best Practice Provision III.2.2. In deviation to this principal, but in compliance with the NYSE Manual, two of our Non-Executive Directors are not independent as they are both partners of Baker Capital, a private equity firm that owns 30.88% of the Company’s shares. Given the shareholder structure of the Company it is considered justified to deviate from this best practice principle. Moreover, in compliance with Best Practice Provision III.8.4, the Board comprises of a majority of directors which are non-executive and independent within the meaning of the Best Practice Provision II.2.2.

•

Best Practice Provision III.7.1 states that a Non-Executive Director may not be granted any shares and/or rights to shares by way of remuneration. The Company has granted options to some of its Non-Executive Directors as it believes that this is a valuable instrument to align the interests of the Non-Executive Directors concerned with those of the Company.

•

Best Practice Provision IV. 1.1 states that the General Meeting of Shareholders may pass a resolution to cancel the binding nature of a nomination for the appointment of an Executive Director or a Non- Executive Director, by an absolute majority which majority may have to represent at most one third of the issued capital. To cancel the binding nature of such a nomination, The Company’s articles require a two-third majority representing more than 50% of the issued capital.

Management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. For managements internal control statement we refer to “Management’s Report on Internal Control over Financial Reporting” on page 20.

The Board of Directors

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

		For the year ended December 31
	Note	2011	2010	2009
			(€’000)

Revenue	5	244,310	208,379	171,668
Cost of sales	5,6	(101,766)	(91,154)	(78,548)

Gross profit		142,544	117,225	93,120
Other income	5	487	425	746
Sales and marketing costs	5,6	(17,680)	(15,072)	(11,253)
General and administrative costs	5,6,9	(67,258)	(55,892)	(50,628)

Operating profit	5	58,093	46,686	31,985
Finance income	7	2,290	582	536
Finance expense	7	(25,074)	(30,026)	(6,784)

Profit before taxation		35,309	17,242	25,737
Income tax (expense) / income	8	(9,737)	(2,560)	715

Profit for the year attributable to shareholders		25,572	14,682	26,452

Earnings per share attributable to shareholders post 5:1 reverse stock split at January 28, 2011:
Basic earnings per share: (€)	14	0.40	0.33	0.60
Diluted earnings per share: (€)	14	0.39	0.31	0.57

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the year ended December 31
	2011	2010	2009
		(€’000)

Profit for the year attributable to shareholders	25,572	14,682	26,452
Foreign currency translation differences	2,253	4,520	1,347
Total other comprehensive income	2,253	4,520	1,347

Tax	200	—	—

Total other comprehensive income, net of tax	2,453	4,520	1,347

Total comprehensive income	28,025	19,202	27,799

Note:

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As at December 31
	Note	2011	2010	2009
			(€’000)

Non-current assets
Property, plant and equipment	9	477,798	342,420	275,960
Intangible assets	10	12,542	6,005	3,642
Deferred tax assets	8	39,557	39,841	39,585
Other non-current assets	11	3,841	3,709	1,220

		533,738	391,975	320,407

Current assets
Trade and other current assets	11	67,874	55,672	55,610
Cash and cash equivalents	12	142,669	99,115	32,003

		210,543	154,787	87,613

Total assets		744,281	546,762	408,020

Shareholders’ equity
Share capital	13	6,613	4,434	4,434
Share premium	13	466,166	321,078	319,388
Foreign currency translation reserve	13	7,386	4,933	413
Accumulated deficit	13	(149,604)	(175,176)	(189,858)

		330,561	155,269	134,377

Non-current liabilities
Trade payables and other liabilities	15	10,294	7,795	8,227
Deferred tax liability	8	1,742	660	—
Provision for onerous lease contracts	16	10,618	13,260	15,844
Borrowings	17	257,267	257,403	128,678

		279,921	279,118	152,749

Current liabilities
Trade payables and other liabilities	15	127,639	106,038	91,029
Tax liabilities		2,249	868	376
Provision for onerous lease contracts	16	3,108	3,073	3,068
Borrowings	17	803	2,396	26,421

		133,799	112,375	120,894

Total liabilities		413,720	391,493	273,643

Total liabilities and shareholders’ equity		744,281	546,762	408,020

Note:

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Note	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
				(€’000)

Balance at January 1, 2011		4,434	321,078	4,933	(175,176)	155,269
Profit for the period		—	—	—	25,572	25,572
Total other comprehensive income		—	—	2,453	—	2,453
Total comprehensive income		—	—	2,453	25,572	28,025
IPO proceeds		1,625	142,487	—	—	144,112
Conversion of Pref. shares		337	(337)	—	—	—
Liquidation price paid to Pref. shareholders		—	(3,055)	—	—	(3,055)
Exercise of options		217	3,257	—	—	3,474
Share-based payments	19	—	2,736	—	—	2,736
Total contribution by and distributions to owners of the Company		2,179	145,088	—	—	147,267

Balance at December 31, 2011		6,613	466,166	7,386	(149,604)	330,561

Balance at January 1, 2010		4,434	319,388	413	(189,858)	134,377
Profit for the period		—	—	—	14,682	14,682
Total other comprehensive income		—	—	4,520	—	4,520
Total comprehensive income		—	—	4,520	14,682	19,202
Exercise of options		—	6	—	—	6
Share-based payments	19	—	1,684	—	—	1,684
Total contribution by and distributions to owners of the Company		—	1,690	—	—	1,690

Balance at December 31, 2010		4,434	321,078	4,933	(175,176)	155,269

Note:

The accompanying notes form an integral part of these consolidated financial statements.

Balance at January 1, 2009		4,364	317,806	(934)	(216,310)	104,926
Profit for the period		—	—	—	26,452	26,452
Total other comprehensive income		—	—	1,347	—	1,347
Total comprehensive income		—	—	1,347	26,452	27,799
Issue of preference shares		70	632	—	—	702
Share-based payments	19	—	950	—	—	950
Total contribution by and distributions to owners of the Company		70	1,582	—	—	1,652

Balance at December 31, 2009		4,434	319,388	413	(189,858)	134,377

As no minority shareholders in group equity exist, the group equity is entirely attributable to the parent’s shareholders.

Note:

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the years ended December 31
	Note	2011	2010	2009
			(€’000)

Profit for the year		25,572	14,682	26,452
Depreciation, amortization and impairments	9	35,552	31,108	21,960
IPO transaction costs	5	1,725	—	—
Provision for onerous lease contracts	16	(3,125)	(3,157)	950
Share-based payments	19	2,736	1,684	950
Abandoned transaction costs	5	—	—	4,841
Net finance expense	7	22,784	29,444	6,248
Income tax expense	8	9,737	2,560	(715)

		94,981	76,321	60,686

Movements in trade and other current assets		(16,942)	511	(11,151)
Movements in trade and other liabilities		12,009	8,476	9,051

Cash generated from operations		90,048	85,308	58,586

Interest and fees paid		(24,472)	(9,980)	(7,373)
Interest received		2,251	390	583
Income tax paid		(3,784)	(1,339)	(418)

Net cash flows from operating activities		64,043	74,379	51,378

Cash flow from investing activities
Purchase of property, plant and equipment		(154,559)	(98,171)	(99,979)
Disposal of property, plant and equipment		945	230	104
Purchase of intangible assets		(7,397)	(2,223)	(1,074)

Net cash flows used in investing activities		(161,011)	(100,164)	(100,949)

Cash flow from financing activities
Proceeds from exercised options		3,474	6	702
Proceeds from issuance new shares		142,952	—	—
Repayment of ‘Liquidation Price’ to former preferred shareholders		(3,055)	—	—
Proceeds/(repayment) bank facilities		—	(159,046)	21,667
Proceeds from Senior Secured Notes and RCF		(645)	254,276	—
Repayment of other Borrowings		(2,396)	(2,488)	(2,605)

Net cash flows from financing activities		140,330	92,748	19,764
Effect of exchange rate changes on cash		192	149	35

Net movement in cash and cash equivalents		43,554	67,112	(29,772)
Cash and cash equivalents, beginning of year		99,115	32,003	61,775

Cash and cash equivalents, end of year	12	142,669	99,115	32,003

Note:

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE 2011 CONSOLIDATED FINANCIAL STATEMENTS

1	The Company

Interxion Holding N.V. (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. The consolidated financial statements of the Company for the year ended December 31, 2011 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier- neutral Internet data centers.

The financial statements were approved by the Board of Directors on April 27, 2012. The financial statements are subject to adoption by the General Meeting of Shareholders.

2	Basis of preparation

Statement	of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) effective as at December 31, 2011 as issued by the Internal Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union, and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code, as far as applicable.

Basis of measurement

The Group presents its consolidated financial statements in thousands of Euros. They are prepared on a going concern basis and under the historical cost convention except for certain financial instruments which have been measured at fair value. The Company’s functional currency is the Euro.

The accounting policies set out below have been applied consistently by the Group entities and to all periods presented in these consolidated financial statements.

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on amounts recognized in the financial statements are discussed below:

Property, plant and equipment depreciation (also see Note 9) — Estimated remaining useful lives and residual values are reviewed annually. The carrying values of property, plant and equipment are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and net realizable value compared with net book value. The calculation of estimated future cash flows and residual values is based on the Company’s best estimates of future prices, output and costs and is therefore subjective.

Costs of site restoration (also see Note 15) — Liabilities in respect of obligations to restore premises to their original condition are estimated at the commencement of the lease and reviewed yearly based on rent period, contracted extension possibilities and possibilities of lease terminations.

Provision for onerous lease contracts (also see Note 16) — A provision is made for the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the leases. Where unused sites have been sublet or partly sublet, management has taken account of the contracted rental income to be received over the minimum sublease term, which meets the Group’s revenue recognition criteria in arriving at the amount of future losses.

Deferred taxation (also see Note 8) — Provision is made for deferred taxation at the rates of tax prevailing at the period-end dates unless future rates have been substantively enacted. Deferred tax assets are recognized where it is probable that they will be recovered based on estimates of future taxable profits for each tax jurisdiction. The actual profitability may be different depending upon local financial performance in each tax jurisdiction.

Functional and presentation currency

These consolidated financial statements are presented in euro, which is the Company’s functional currency. All information presented in euro has been rounded to the nearest thousand, except when stated otherwise.

3	Significant accounting policies

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and all entities in which a direct or indirect controlling interest exists. Subsidiaries are entities that are directly or indirectly controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Accounting policies used by subsidiaries for group reporting purposes are identical to the accounting policies of the Group.

Loss of control

On the loss of control, the Group derecognises the assets and liabilities of the subsidiary, any noncontrolling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognised in profit or loss.

Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Subsidiaries

With the exception of Stichting Administratiekantoor Management Interxion, all of the subsidiary undertakings of the Group as set out below are wholly owned. Stichting Administratiekantoor is part of the consolidation based on the groups controlling influence.

•	Interxion HeadQuarters B.V., Amsterdam, the Netherlands;

•	Interxion Nederland B.V., Amsterdam, the Netherlands;

•	Interxion Trademarks B.V., Amsterdam, the Netherlands;

•	Interxion Österreich GmbH, Vienna, Austria;

•	Interxion Belgium N.V., Brussels, Belgium;

•	Interxion Denmark ApS, Copenhagen, Denmark;

•	Interxion France SAS, Paris, France;

•	Interxion Real Estate II SARL, Paris, France;

•	Interxion Real Estate III SARL, Paris, France;

•	Interxion Deutschland GmbH, Frankfurt, Germany;

•	Interxion Ireland Ltd, Dublin, Ireland;

•	Interxion Telecom SRL, Milan, Italy;

•	Interxion España SAU, Madrid, Spain;

•	Interxion Sverige AB, Stockholm, Sweden;

•	Interxion (Schweiz) AG, Zurich, Switzerland;

•	Interxion Carrier Hotel Ltd., London, United Kingdom;

•	Interxion Real Estate Holding B.V., Amsterdam, the Netherlands;

•	Interxion Real Estate I B.V., Amsterdam, the Netherlands;

•	Interxion Real Estate IV B.V., Amsterdam, the Netherlands;

•	Interxion Operational B.V., Amsterdam, the Netherlands;

•	Interxion Datacenter B.V., The Hague, the Netherlands (formerly Centennium Detachering B.V.);

•	Interxion Consultancy Services B.V., Amsterdam, the Netherlands (dormant);

•	Interxion Telecom B.V., Amsterdam, the Netherlands (dormant);

•	Interxion Trading B.V., Amsterdam, the Netherlands (dormant);

•	Interxion B.V., Amsterdam, the Netherlands (dormant);

•	Interxion Europe Ltd., London, United Kingdom (dormant);

•	Interxion Telecom Ltd., London, United Kingdom (dormant);

•	Stichting Administratiekantoor Management Interxion, Amsterdam, the Netherlands.

Foreign currency

Foreign currency transactions

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and the financial position of each entity are expressed in Euros, which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in foreign currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. The income and expenses of foreign operations are translated to Euros at average exchange rates.

Foreign operations

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in Euros using exchange rates prevailing at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Exchange differences arising, if any, on net investments including receivables from or payables to a foreign operation for which settlement is neither planned nor likely to occur, are recognized directly in the foreign currency translation reserve (FCTR) within equity. When control over a foreign operation is lost, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Financial Instruments

Derivative financial instruments

The Group may enter into derivative financial instruments (interest rate swaps) to manage its exposure to interest risk. Further details of derivative financial instruments are disclosed in Note 18. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The fair value of interest rate swaps is based on broker quotes. Those quotes are tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date.

The resulting gain or loss is recognized in profit or loss immediately.

Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the right to receive the contractual cash flows in a transaction in which substantially all the risk and rewards of ownership of the financial asset are transferred. Any interest in such transferred financial assets that is created or retained by the Group is recognised as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original term of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired.

The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement.

When a trade receivable is uncollectable, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents, including short-term investments, are valued at face value, which equals its fair value.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital, no longer applicable since the IPO January 2011, is classified as equity if it is non-redeemable and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Group’s shareholders.

Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition or construction of the asset and comprises purchase cost, together with the incidental costs of installation and commissioning. These costs include external consultancy fees, capitalised borrowing costs, rent and associated costs attributable to bringing the assets to a working condition for their intended used and internal employment costs which are directly and exclusively related to the underlying asset. Where it is probable that the underlying property lease will not be renewed, the cost of self-constructed assets includes the estimated costs of dismantling and removing the items and restoring the site on which they are located.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized within income.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depreciation is calculated from the date an asset becomes available for use and is written off on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Leased assets are depreciated on the same basis as owned assets over the shorter of the lease term and their useful lives. The principal periods used for this purpose are:

Land	Indefinite

Data center equipment	10 – 15 years

Office buildings	10 – 15 years

Office equipment	3 – 5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Data center equipment consists of buildings, leasehold improvements and equipment or infrastructure for advanced environmental controls such as ventilation and air conditioning, specialized heating, fire detection and suppression equipment and monitoring equipment. Office buildings consist of office buildings, office leasehold improvements and office equipment consists of furniture, computer equipment and software.

Intangible assets

Intangible assets represent computer software, power grid rights and other intangible assets and are recognized at cost less accumulated amortization and accumulated impairment losses. Other intangible assets principally consist of lease premiums (paid in addition to obtain rental contracts).

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of the intangible asset. Amortization methods, useful lives and residual values are reviewed at each reporting date.

The estimated useful lives are:

Lease premiums	12 years

Power grid rights	10 – 15 years

Computer software	3 – 5 years

Other	3 – 10 years

Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated at each reporting date.

The recoverable amount of an asset or cash-generating unit is the greater of either its value in use or its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are to reduce the carrying amount of the assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized costs; with any difference between the proceeds (net of transaction costs) and the redemption value recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expired.

Provisions

A provision is recognized in the statement of financial position when the Group has a present legal or constructive obligation as a result of a past event; it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be estimated reliably. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The discount rate arising on the provision is amortized in future years through interest.

A provision for site restoration is recognized when costs for restoring leasehold premises to their original condition at the end of the lease need to be made.

A provision for onerous lease contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of either the expected cost of terminating the contract or the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.

Leases

Leases, where the Group assumes substantially all the risks and rewards of ownership, are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of either its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized on the Group’s statement of financial position. Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum finance lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

At inception of an arrangement, the Group determines whether such an arrangement is or contains a lease. This will be the case if the following two criteria are met:

•	the fulfilment of the arrangement is dependent on the use of a specific asset, or assets; and

•	the arrangement contains the right to use an asset(s).

At inception or on reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

Segment reporting

The segments are reported in a manner consistent with internal reporting provided to the chief operating decision maker, identified as the Board of Directors. There are two segments: the first segment being France, Germany, the Netherlands and the United Kingdom and the second segment being Rest of Europe, which comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses such as corporate management, general and administrative expenses, loans and borrowings and related expenses and income tax assets and liabilities are stated in Corporate and other.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items presented as Corporate and other principally comprise provisions for onerous lease contracts and related revenue and expenses; loans and borrowings and related expenses; corporate assets and expenses (primarily the Company’s headquarters); and income tax assets and liabilities.

Segment capital expenditure is defined as the net cash outflows during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

EBITDA and Adjusted EBITDA, as well as recurring revenue, are additional indicators of our operating performance and are not required by, or presented in accordance with, IFRS. They are not intended as a replacement or alternative for measures such as cash flows from operating activities and operating profit as defined and required under IFRS. EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. Adjusted EBITDA is defined as EBITDA adjusted to exclude share-based payments, income (charge) attributable to a defined benefit scheme, exceptional and non-recurring items and include share of profits (losses) of non-group companies.

This information, provided to the chief operating decision maker, is disclosed to permit a more complete analysis of our operating performance. Exceptional items are those significant items that are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance. EBITDA and Adjusted EBITDA, as calculated here, may not be comparable to similarly titled measures reported by other companies.

Revenue recognition

Revenues are recognized when it is probable that future economic benefits will flow to the Group and that these benefits, together with their related costs, can be measured reliably. Revenues are measured at the fair value of the consideration received or receivable.

The Group earns colocation revenue as a result of providing data center services to customers at its data centers. Colocation revenues are recognized in profit or loss on a straight-line basis over the term of the customer contract. Incentives granted are recognized as an integral part of the total income, over the term of the customer contract. Customers are usually invoiced quarterly in advance and income is recognized on a straight-line basis over the quarter. Initial set-up fees payable at the beginning of customer contracts are deferred at inception and recognized in profit or loss on a straight-line basis over the initial term of the customer contract. Power revenues are recognised based on customers’ usage.

The Group reviews transactions for separately identifiable components and if necessary applies individual recognition treatment, revenues are allocated to separately identifiable components based on their relative fair values.

Other services revenue relates mainly to managed services and connectivity. Revenue from other services is recognized when the services are rendered.

Certain installation services and equipment sales, which by its nature have a non-recurring character, are accounted for as non-recurring revenues.

Deferred revenues relating to invoicing in advance and initial set-up fees are carried on the statement of financial position. Deferred revenues due to be recognized after more than one year are held in non-current liabilities.

Cost of sales

The cost of sales consists mainly of rental costs for the data centers and offices, power costs, maintenance costs relating to the data center equipment, operation and support personnel costs and costs related to installations and other customer requirements. In general, maintenance and repairs are expensed as incurred. In cases where maintenance contracts are in place, the costs are recorded on a straight-line basis over the contractual period.

Sales and marketing costs

The operating expenses related to sales and marketing consist of costs for personnel (including sales commissions), marketing and other costs directly related to the sales process. Costs of advertising and promotion are expensed as incurred.

Employee benefits

Defined contribution pension plans

A defined contribution pension plan is a post-employment plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognised as an employee benefit expense in the income statement in the periods during which the related services are rendered by employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

Termination benefits

Termination benefits are recognised as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancy are recognised as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting date, then they are discounted to their present value.

Share-based payments

The share option program allows Group employees to acquire shares (and before the IPO share certificates) of the Group. The fair value at the date of grant to employees of share options is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

Finance income and expense

Finance expense comprises interest payable on borrowings calculated using the effective interest rate method and foreign exchange gains and losses. Borrowing costs directly attributable to the acquisition or construction of data center assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the costs of those assets, until such time as the assets are ready for their intended use.

Interest income is recognized in the income statement as it accrues, using the effective interest method. The interest expense component of finance lease payments is recognized in the income statement using the effective interest rate method.

Foreign currency gains and losses are reported on a net basis, as either finance income or expenses, depending on whether the foreign currency movements are in a net gain or a net loss position.

Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date that are expected to be applied to temporary differences when they reverse or loss carry forwards when they are utilized.

A deferred tax asset is also recognized for unused tax losses and tax credits. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

In determining the amount of current and deferred tax the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis of their tax assets and liabilities will be realised simultaneously.

Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Ordinary shares share on an equal basis in profits with preference shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary and preference shareholders of the Company by the weighted average number of ordinary and preference shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary and preference shareholders and the weighted average number of ordinary and preference shares outstanding for the effects of all dilutive potential ordinary shares, which comprise the share options granted to employees.

New standards and interpretations not yet adopted

A number of new standards, amendments to standards, and interpretations are not yet effective for the year ended December 31, 2011 and have not been applied in preparing these consolidated financial statements:

•	Revision to IAS 12 “Income taxes”

•	Revision to IAS 32, “Financial Instruments: Presentation of Rights Issues”;

•	IFRS 9, “Financial Instruments”

•	IFRS 10 “Consolidated Financial Statements”

•	IFRS 11 “Joint arrangements”

•	IFRS 12 “Disclosures of interests in Other entities”

•	IFRS 13 “Fair value measurement”

•	Revision to IFRIC 14, IAS 19, “The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction”

The Group has not opted for earlier adoption. Following an internal review, it is not anticipated that the adoption of these new but not yet effective standards and interpretations will have a material financial impact on the financial statements in the period of initial application and subsequent reporting, except for IFRS 9 “Financial Instruments” which becomes mandatory for the Groups 2013’s consolidated financial statements and could change the classification and measurement of financial assets.

4	Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

•	Other price risks

This note presents information about the Group’s exposure to each of the above risks, the Group’s goals, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

The Board of Directors has overall responsibility for the oversight of the Group’s risk management framework.

The Company continues developing and evaluating the Group’s risk management policies with a view to identifying and analyzing the risks faced by the Group, to setting appropriate risk limits and controls, and to monitoring risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Board of Directors oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer, bank or other counterparty to a financial instrument fails to meet its contractual obligations. This risk principally arises from the Group’s receivables from customers. The Group’s most significant customer accounts for less than 5% of the revenues for 2011, 2010 and 2009.

Trade and other receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the Group’s customer base, including the default risk of the industry and the country in which customers operate, has less of an influence on credit risk.

The Group has an established credit policy under which each new customer is analyzed individually for creditworthiness before they commence trading with the Group. If customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the credit quality of the customer is analyzed taking into account its financial position, past experience and other factors.

The Group’s standard terms require contracted services to be paid in advance of these services being delivered. In the event that a customer fails to pay amounts that are due, the Group has a clearly defined escalation policy that can result in a customer’s access to their equipment being denied or service to the customer being suspended.

In 2011, 93% (2010: 93% and 2009: 94%) of the Group’s revenues were derived from contracts under which customers pay an agreed contracted amount including power on a regular basis (usually monthly or quarterly) or from deferred initial set-up fees paid at the outset of the customer contract.

As a result of the Group’s credit policy and the contracted nature of the revenues, losses have occurred infrequently (see Note 18). The Group establishes an allowance that represents its estimate of potential incurred losses in respect of trade and other receivables. This allowance is entirely composed of a specific loss component relating to individually significant exposures.

Bank counterparties

The Group has certain obligations under the terms of its revolving loan agreement and Senior Secured Notes which limit disposal with surplus cash balances. Term risk is limited to short-term deposits. The Group monitors its cash position, including counterparty and term risk, daily.

Guarantees

Certain of our subsidiaries have granted guarantees to our lending banks in relation to our facilities. The Company grants rent guarantees to landlords of certain of the Group’s property leases (see Note 22).

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation or jeopardizing its future.

The majority of the Group’s revenues and operating costs are contracted, which assists it in monitoring cash flow requirements, which are monitored on a daily and weekly basis. Typically the Group ensures that it has sufficient cash on demand to meet expected normal operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

All significant capital expansion projects are subject to formal approval by the Board of Directors, and material expenditure or customer commitments are only made once the management is satisfied that the Group has adequate committed funding to cover the anticipated expenditure (refer to Note 21).

As at December 31, 2011, the Group listed € 260.0 million 9.5% Senior Secured Notes due 2017. The notes are listed on the Luxembourg Stock Exchange’s Euro MTF Market. Interest on the Senior Secured Notes is payable at the rate of 9.5%, which falls due on February 12 and August 12 each year.

The Group has secured additional € 50 million multicurrency Revolving Credit Facility that is fully undrawn as at December 31, 2011. As at December 31 2011, on the Revolving Credit Facility the interest payable on EUR amounts drawn would be at the rate of EURIBOR plus 400 basis points and for GBP amounts drawn the interest payable would be LIBOR plus 400 basis points.

On January 28, 2011, the Company went public and started trading on the New York Stock Exchange under the ticker symbol INXN. The net proceeds were € 138.6 million, which was used for general corporate purposes including construction of new data centers.

Refer to Borrowing section for more details (Note 17).

Market risk

Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Group entities, primarily the Euro, but also pounds sterling (GBP), Swiss francs (CHF), Danish kroner (DKK) and Swedish kronor (SEK). The currencies in which these transactions are primarily denominated are EUR, GBP, CHF, DKK and SEK.

Historically, the revenues and operating costs of each of the Group’s entities have provided an economic hedge against foreign currency exposure and have not required foreign currency hedging.

It is anticipated that a number of capital expansion projects will be funded in a currency that is not the functional currency of the entity in which the associated expenditure will be incurred. In the event that this occurs and is material to the Group, the Group will seek to implement an appropriate hedging strategy.

The majority of the Group’s borrowings are Euro denominated and the Company believes that the Interest on these borrowings will be serviced from the cash flows generated by the underlying operations of the Group whose functional currency is the Euro. The Group’s investments in subsidiaries are not hedged.

Interest rate risk

Following the issuance of 9.5% Senior Secured Notes in 2010 and the repayment of the old bank facilities, the Group is no longer exposed to significant variable interest rate expense for borrowings. As at December 31, 2011, the interest rate risk is very limited.

Other risks

Price risk

The risk of changes in market circumstances, such as strong unanticipated increases in operational costs, construction costs of new data centers or that customer contracts will churn, will negatively affect the Group’s income. Customers individually have medium-term contracts that require notice prior to termination. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group is a significant user of power and has exposure to increases in power prices. The Group uses independent consultants to monitor price changes in electricity and seeks to negotiate fixed-price term agreements with the power supply companies, not more than for own use, where possible. The risk to the Group is mitigated by the contracted ability to recover power price increases through adjustments in the pricing for power services.

Capital management

The Group has a capital base comprising its equity, including reserves, senior secured notes and committed debt facilities. The Group monitors its solvency ratio, financial leverage, funds from operations and net debt with reference to multiples of the Group’s last twelve months Adjusted EBITDA levels. The Company’s policy is to maintain a strong capital base and access to capital in order to sustain the future development of the business and maintain shareholders, creditors and customers confidence.

The principal use of capital in the development of the business is through capital expansion projects for the deployment of further equipped space in new and existing data centers. Major capital expansion projects are not started unless the Company has access to adequate capital resources at the start of the project to complete the project, and they are evaluated against target internal rates of return before approval. Capital expansion projects are continually monitored both before and after completion.

There were no changes in the Group’s approach to capital management during the year.

5	Information by segment

Operating segments are to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance. Management monitors the operating results of its business units separately for the purpose of making decisions about performance assessments.

The performance of the operating segments is primarily based on the measures of revenue, EBITDA and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

Information by segment 2011

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	136,460	91,868	228,328	—	228,328
Non-recurring revenue	10,352	5,630	15,982	—	15,982
Total revenue	146,812	97,498	244,310	—	244,310
Cost of sales	(58,969)	(37,685)	(96,654)	(5,112)	(101,766)

Gross profit/(loss)	87,843	59,813	147,656	(5,112)	142,544
Other income	487	0	487	0	487
Sales and marketing costs	(4,730)	(3,876)	(8,606)	(9,074)	(17,680)
Total general and administrative costs	(30,014)	(17,956)	(47,970)	(19,288)	(67,258)

Operating profit/(loss)	53,586	37,981	91,567	(33,474)	58,093
Net finance expense					(22,784)

Profit before tax					35,309

Total Assets	412,160	181,186	593,346	150,935	744,281
Total Liabilities	97,779	40,774	138,553	275,167	413,720
Capital expenditures, including intangible assets*	(122,880)	(35,366)	(158,246)	(3,710)	(161,956)
Depreciation and amortization	(21,289)	(13,154)	(34,443)	(1,892)	(36,335)
Impairment reversal	—	783	783	—	783
Adjusted EBITDA	74,774	50,676	125,450	(27,813)	97,637

Information by segment 2010

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	114,689	78,284	192,973	—	192,973
Non-recurring revenues	9,161	6,245	15,406	—	15,406
Total revenue	123,850	84,529	208,379	—	208,379
Cost of sales	(52,861)	(33,513)	(86,374)	(4,780)	(91,154)

Gross profit/(loss)	70,989	51,016	122,005	(4,780)	117,225
Other income	425	—	425	—	425
Sales and marketing costs	(4,859)	(3,357)	(8,216)	(6,856)	(15,072)
Total general and administrative costs	(27,297)	(15,854)	(43,151)	(12,741)	(55,892)

Operating profit/(loss)	39,258	31,805	71,063	(24,377)	46,686
Net finance expense					(29,444)

Profit before tax					17,242

Total Assets	279,735	150,026	429,761	117,001	546,762
Total Liabilities	81,339	35,335	116,674	274,819	391,493
Capital expenditures, including intangible assets*	(59,419)	(35,709)	(95,128)	(5,266)	(100,394)
Depreciation and amortization	(18,659)	(10,972)	(29,631)	(1,477)	(31,108)
Adjusted EBITDA	58,060	43,010	101,070	(21,867)	79,203

Information by segment 2009

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	94,088	67,226	161,314	—	161,314
Non-recurring revenue	6,542	3,812	10,354	—	10,354
Total revenue	100,630	71,038	171,668	—	171,668
Cost of sales	(44,615)	(29,893)	(74,508)	(4,040)	(78,548)

Gross profit/(loss)	56,015	41,145	97,160	(4,040)	93,120
Other income	471	275	746	—	746
Sales and marketing costs	(3,987)	(2,282)	(6,269)	(4,984)	(11,253)
Total general and administrative costs	(21,629)	(13,169)	(34,798)	(15,830)	(50,628)

Operating profit/(loss)	30,870	25,969	56,839	(24,854)	31,985
Net finance expense					(6,248)

Profit before tax					25,737

Total Assets	235,575	123,460	359,035	48,985	408,020
Total Liabilities	102,967	45,493	148,460	125,183	273,643
Capital expenditures, including intangible assets*	(55,253)	(42,584)	(97,837)	(3,216)	(101,053)
Depreciation and amortization	(12,785)	(8,289)	(21,074)	(886)	(21,960)
Adjusted EBITDA	46,509	33,983	80,492	(17,749)	62,743

Note:

*	Capital expenditures, including intangible assets, represent payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively. This definition was amended to include paid intangible assets in comparison to prior year. Comparative figures have been adjusted to reflect this change.

Reconciliation Adjusted EBITDA

Consolidated

	2011	2010	2009
	(€’000)
Adjusted EBITDA	97,637	79,203	62,743

Income from subleases on unused data center sites	487	425	471
Net insurance compensation benefit	—	—	275

Exceptional income	487	425	746

Increase in provision onerous lease contracts(1)	(18)	(150)	(3,753)
IPO transaction costs	(1,725)	—	—
Abandoned transaction costs	—	—	(4,841)
Share based payments	(2,736)	(1,684)	(950)

Exceptional general and administrative costs	(4,479)	(1,834)	(9,544)

EBITDA(2)	93,645	77,794	53,945

Depreciation, amortization and impairment	(35,552)	(31,108)	(21,960)

Operating profit	58,093	46,686	31,985

France, Germany, Netherlands and UK

	2011	2010	2009
	(€’000)
Adjusted EBITDA	74,774	58,060	46,509

Income from subleases on unused data center sites	487	425	471

Exceptional income	487	425	471

Increase in provision onerous lease contracts(1)	(18)	(150)	(1,813)
Share based payments	(368)	(418)	—

Exceptional general and administrative costs	(386)	(568)	(1,813)

EBITDA(2)	74,875	57,917	45,167

Depreciation, amortization and impairment	(21,289)	(18,659)	(12,785)

Operating profit	53,586	39,258	32,382

Notes:

(1)	Before deduction of income from subleases on unused data center sites.
(2)	Operating profit plus depreciation, amortization and impairment of assets.

Rest of Europe

	2011	2010	2009
	(€’000)
Adjusted EBITDA	50,676	43,010	33,983

Net insurance compensation benefit	—	—	275

Exceptional income	—	—	275

Increase in provision onerous lease contracts(1)	—	—	(1,512)
Share based payments	(324)	(233)	—

Exceptional general and administrative costs	(324)	(233)	(1,512)

EBITDA(2)	50,352	42,777	32,746

Depreciation, amortization and impairment	(12,371)	(10,972)	(8,289)

Operating profit	37,981	31,805	24,457

Corporate and other

	2011	2010	2009
	(€’000)
Adjusted EBITDA	(27,813)	(21,867)	(17,749)

IPO transaction costs	(1,725)	—	—
Increase in provision onerous lease contracts(1)	—	—	(428)
Abandoned transaction costs	—	—	(4,841)
Share based payments	(2,044)	(1,033)	(950)

Exceptional general and administrative costs	(3,769)	(1,033)	(6,219)

EBITDA(2)	(31,582)	(22,900)	(23,968)

Depreciation, amortization and impairment	(1,892)	(1,477)	(886)

Operating profit	(33,474)	(24,377)	(24,854)

Notes:

(1)	Before deduction of income from subleases on unused data center sites.
(2)	Operating profit plus depreciation, amortization and impairment of assets.

Exceptional income is recorded as “Other income” in the consolidated income statement. In 2011, the IPO transaction costs represent the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering. In 2009, the net insurance compensation benefit received from our insurance company, as a result of fire damage incurred in 2008, represents the difference between the net book value and the replacement value of the equipment damaged. The increase in the provision for onerous lease contracts in 2009 relates to an unused data center in Germany and an office property in the Netherlands (see Note 16).

6	Employee benefit expenses

The Group employed on average 347 employees (full-time equivalents) during 2011 (2010: 321 and 2009: 269). Costs incurred in respect of these employees were:

	2011	2010	2009
	(€’000)
Salaries, commissions and bonuses	26,540	24,588	20,561
Social security charges	4,364	4,037	3,363
Contributions to defined contribution pension plans	1,487	1,437	1,104
Other personnel-related costs	6,155	6,176	4,776
Share-based payments	2,736	1,684	950

	41,282	37,922	30,754

The following income statement line items include employee benefit expenses of:

	2011	2010	2009
	(€’000)
Costs of sales	15,147	14,419	13,233
Sales and marketing costs	11,352	9,848	5,423
General and administrative costs	14,783	13,655	12,098

	41,282	37,922	30,754

The Group operates a defined contribution scheme for most of its employees. The contributions are made in accordance with the scheme and are expensed in the income statement as incurred.

7	Finance income and expense

	2011	2010	2009
	(€’000)
Bank and other interest	2,271	582	536
Net foreign currency exchange gain	19	—	—

Finance income	2,290	582	536

Interest expense on senior secured notes, banks and other loans	(23,302)	(18,155)	(5,794)
Interest expense on finance leases	(57)	(92)	(102)
Interest expense on provision for onerous lease contracts	(518)	(578)	(708)
Other financial expenses	(1,197)	(11,102)	(99)
Net foreign currency exchanges loss	—	(99)	(81)

Finance expense	(25,074)	(30,026)	(6,784)

Net finance expense	(22,784)	(29,444)	(6,248)

The Company funds the capital expansion programs within operating entities principally through intra-group loans; exchange differences arising, if any, on net investments including receivables from or payable to a foreign operation with a permanent nature, are recognized directly in the foreign currency translation reserve within equity in accordance with IAS 21.

The “Interest expense on provision for onerous lease contracts” relates to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts”.

Other financial expenses in 2010 principally consisted of € 10.2 million costs related to the repayment of the Company’s bank borrowings and termination of the hedge contracts of which € 3.5 million was non-cash.

8	Income taxes

Income tax benefit/(expense)

	2011	2010	2009
	(€’000)
Current taxes	(5,033)	(1,802)	(666)
Deferred taxes	(4,704)	(758)	1,381

Total income tax (expense)/benefit	(9,737)	(2,560)	715

Reconciliation of effective tax rate

A reconciliation between income taxes calculated at the Dutch statutory tax rate of 25% in 2011 (25.5% in 2010 and 2009) and the actual tax benefit/expense is as follows:

	2011	2010	2009
	(€’000)
Profit for the year	25,572	14,682	26,452
Income tax (expense)/benefit	(9,737)	(2,560)	715

Profit before taxation	35,309	17,242	25,737

Income tax using Company’s domestic tax rate	(8,827)	(4,397)	(6,563)
Effect of tax rates in foreign jurisdictions	(1,300)	(891)	(701)
Change in tax rate and legislation	(325)	(1,038)	50
Non-deductible expenses	(1,494)	(645)	(523)
Recognition of previously unrecognized tax losses	2,741	3,532	4,982
Current year results for which no deferred tax asset was recognized	219	849	476
Prior year adjustments included in current year tax	(243)	—	—
Change in previously unrecognized temporary differences	37	30	2,994
Other	(545)	—	—

Income tax (expense)/benefit	(9,737)	(2,560)	715

Recognized deferred tax assets/(liabilities)

The movement in recognized deferred tax assets during the year is as follows:

	Property, plant and equipment and Intangibles	Provision onerous contracts	Other	Tax loss carry- forward	Total
	(€’000)
January 1, 2009	545	3,922	1,011	38,620	44,098
Recognized in profit/(loss) for 2009	91	1,761	507	(2,040)	319

December 31, 2009	636	5,683	1,518	36,580	44,417
Recognized in profit/(loss) for 2010	(340)	(435)	3,175	1,440	3,840
Effects of movements in exchange rates	—	—	—	354	354

December 31, 2010	296	5,248	4,693	38,374	48,611
Recognized in profit/(loss) for 2011	14,526	(866)	(2,635)	(15,316)	(4,291)
Recognized in equity	—	—	—	3,225	3,225
Effects of movements in exchange rates	(74)	—	(10)	197	113

December 31, 2011	14,748	4,382	2,048	26,480	47,658

Offset deferred tax liabilities	(5,976)	—	(1,226)	(899)	(8,101)

Net deferred tax assets/(liabilities)	8,772	4,382	822	25,581	39,557

Accumulated tax losses in the Netherlands available as at December 31, 2010, which were due to expire by December 31, 2011, have been preserved and renewed resulting in a temporary valuation difference for intangible assets.

In 2011 a total of € 3,225,000 in deferred taxes was recognized directly in equity to account for the deferred tax impact of fiscally deductible IPO costs directly recognized in equity.

The movement in recognized deferred tax liabilities during the year is as follows:

	Property, plant and equipment and Intangibles	Provision onerous contracts	Other	Tax loss carry- forward	Total
	(€’000)
January 1, 2009	(3,896)	—	(1,998)	—	(5,894)
Recognized in profit/(loss) for 2009	685	—	377	—	1,062

December 31, 2009	(3,211)	—	(1,621)	—	(4,832)
Recognized in profit/(loss) for 2010	(5,416)	—	818	—	(4,598)

December 31, 2010	(8,627)	—	(803)	—	(9,430)
Recognized in profit/(loss) for 2011	(163)	—	(250)	—	(413)

December 31, 2011	(8,790)	—	(1,053)	—	(9,843)

Offset deferred tax assets	5,976	—	1,226	899	8,101

Net deferred tax assets/(liabilities)	(2,814)	—	173	899	(1,742)

The deferred tax assets and liabilities are presented as net amounts per tax jurisdiction as far as the amounts can be offset.

The estimated utilization of carried-forward tax losses in future years is based on management’s forecasts of future profitability by tax jurisdiction.

The following net deferred tax assets have not been recognized:

	2011	2010	2009
	(€’000)
Deductible temporary differences - net	67	(204)	(183)
Tax losses	2,054	5,305	12,532

	2,121	5,101	12,349

The accumulated tax losses expire as follows:

	2011	2010	2009
	(€’000)
Within one year	4,204	52,149	5,741
Between 1 and 5 years	10,974	15,047	61,218
After 5 years	7,140	10,055	19,632
Unlimited	77,491	91,282	97,002

	99,809	168,533	183,593

The accumulated tax losses expiring within one year include tax losses in Switzerland. The expiration of accumulated tax losses was part of the assessment of the valuation of deferred tax assets.

9	Property, plant and equipment

	Land	Data center equipment	Office buildings	Office equipment	Assets under construction	Total
	(€’000)
Cost:
As at January 1, 2011	1,388	467,228	7,578	14,020	16,346	506,560
Additions	19,057	43,229	1,732	1,418	103,245	168,681
Exchange differences	—	2,783	103	46	(42)	2,890
Disposals	—	(6,504)	(4)	(63)	0	(6,571)
Transfers	—	18,376	—	—	(18,376)	—

As at December 31, 2011	20,445	525,112	9,409	15,421	101,173	671,560

Accumulated depreciation:
As at January 1, 2011	—	(149,425)	(3,737)	(10,978)	—	(164,140)
Depreciation	—	(33,340)	(547)	(1,315)	—	(35,202)
Impairment reversal	—	783	—	—	—	783
Exchange differences	—	(774)	(28)	(35)	—	(837)
Disposals	—	5,598	0	36	—	5,634

As at December 31, 2011	—	(177,158)	(4,312)	(12,292)	—	(193,762)

Carrying amount as at December 31, 2011	20,445	347,954	5,097	3,129	101,173	477,798

Cost:
As at January 1, 2010	—	326,345	6,211	12,265	62,165	406,986
Additions	1,388	72,740	1,000	1,221	15,889	92,238
Exchange differences	—	5,667	116	157	1,936	7,876
Disposals	—	(529)	(10)	(1)	—	(540)
Transfers	—	63,005	261	378	(63,644)	—

As at December 31, 2010	1,388	467,228	7,578	14,020	16,346	506,560

Accumulated depreciation:
As at January 1, 2010	—	(117,941)	(3,282)	(9,803)	—	(131,026)
Depreciation	—	(28,916)	(384)	(1,038)	—	(30,338)
Exchange differences	—	(2,878)	(71)	(137)	—	(3,086)
Disposals	—	310	—	—	—	310

As at December 31, 2010	—	(149,425)	(3,737)	(10,978)	—	(164,140)

Carrying amount as at December 31, 2010	1,388	317,803	3,841	3,042	16,346	342,420

Cost:
As at January 1, 2009	—	226,543	5,197	10,237	75,089	317,066
Additions	—	25,414	909	1,653	59,890	87,866
Exchange differences	—	1,399	31	99	1,005	2,534
Disposals	—	(176)	—	—	—	(176)
Transfers	—	73,165	74	276	(73,819)	(304

As at December 31, 2009	—	326,345	6,211	12,265	62,165	406,986

Accumulated depreciation:
As at January 1, 2009	—	(97,021)	(2,914)	(8,925)	—	(108,860)
Depreciation	—	(20,263)	(351)	(809)	—	(21,423)
Exchange differences	—	(767)	(17)	(97)	—	(881)
Disposals	—	44	—	28	—	72
Transfer	—	66	—	—	—	66

As at December 31, 2009	—	(117,941)	(3,282)	(9,803)	—	(131,026)

Carrying amount as at December 31, 2009	—	208,404	2,929	2,462	62,165	275,960

The Group leases certain data center equipment under a number of finance lease agreements. At December 31, 2011, the carrying amount of leased equipment classified in data centers was € 1,048,000 (2010: € 1,845,000 and 2009: € 2,112,000).

In 2011, the Group capitalized interest expenses for € 2,577,000 (2010: € 1,987,000 and 2009: € 2,041,000).

In 2011 the Group reversed the impairment of data center assets in Sweden, as recognised in 2007, for an amount of € 783,000 resulting from the improved current profitability and future potential of the Swedish company.

In 2011, the Group purchased land in Paris for a value of € 19,057,000, based on which the Group has added land as a category to the Property, plant and equipment disclosure. The 2010 balances have been adjusted for transparency. Land amounting to € 1,388,000 was previously recognised as part of data center equipment.

Depreciation of property, plant and equipment is disclosed as general and administrative cost in the consolidated income statement.

10	Intangible assets

The components of intangible assets are as follows:

	Power grid rights	Software	Other	Total
	(€’000)
Cost:
As at January 1, 2011	1,711	4,220	1,835	7,766
Additions	5,653	2,026	—	7,679
Exchange differences	14	—	—	14

As at December 31, 2011	7,378	6,246	1,835	15,459

Amortization:
As at January 1, 2011	(198)	(980)	(583)	(1,761)
Amortization	(138)	(840)	(164)	(1,142)
Exchange differences	(14)	—	—	(14)

As at December 31, 2011	(350)	(1,820)	(747)	(2,917)

Carrying amount as at December 31, 2011	7,028	4,426	1,088	12,542

Cost:
As at January 1, 2010	304	2,494	1,835	4,633
Additions	1,407	1,726	0	3,133

As at December 31, 2010	1,711	4,220	1,835	7,766

Amortization:
As at January 1, 2010	(66)	(454)	(471)	(991)
Amortization	(132)	(526)	(112)	(770)

As at December 31, 2010	(198)	(980)	(583)	(1,761)

Carrying amount as at December 31, 2010	1,513	3,240	1,252	6,005

Cost:
As at January 1, 2009	—	1,380	1,809	3,189
Additions	—	1,114	26	1,140
Transfers	304	—	—	304

As at December 31, 2009	304	2,494	1,835	4,633

Amortization:
As at January 1, 2009	—	(73)	(315)	(388)
Amortization	—	(381)	(156)	(537)
Transfers	(66)	—	—	(66)

As at December 31, 2009	(66)	(454)	(471)	(991)

Carrying amount as at December 31, 2009	238	2,040	1,364	3,642

Amortisation of intangible assets is disclosed as general and administrative cost in the consolidated income statement.

11	Trade and other (non-) current assets

	2011	2010	2009
	(€’000)
Non-current
Rental and other supplier deposits	2,536	1,886	1,220
Deferred financing costs	667	1,281	—
Deferred rent related stamp duties	638	542	—

	3,841	3,709	1,220

Current
Trade receivables – net (Note 18)	43,350	38,370	37,261
Taxes	7,474	219	1,420
Prepaid expenses and other current assets	17,050	17,083	16,929

	67,874	55,672	55,610

The deferred financing costs relate to the costs incurred for the € 50 million Revolving Credit Facility. The costs are amortized over the three-year duration period of the facility agreement.

Prepaid expenses and other current assets principally comprise prepaid insurances, rental and other related operational data center, and construction-related prepayments.

12	Cash and cash equivalents

Cash and cash equivalents include € 4,813,000 (2010: € 4,235,000 and 2009: € 3,874,000) that is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.

13	Shareholders’ equity

Share capital and share premium

	Ordinary shares			2002 Series A preference shares
	2011	2010	2009	2011	2010	2009
	(In thousands of shares, post-reverse stock split)
On issue at January 1	9,546	9,543	8,838	34,808	34,808	34,808
Issue/conversion of shares	56,583	3	705	(34,808)	—	—

On issue at December 31	66,129	9,546	9,543	—	34,808	34,808

On January 28, 2011, the Company issued 16,250 thousand new shares (post reverse stock split) at the New York Stock Exchange under the ticker symbol INXN. Upon completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of € 0.10 per ordinary shares. The 34,808 thousand Preferred shares were converted into ordinary shares and the liquidation price of € 1.00 (post reverse stock split) per Preferred A share was either paid out in cash or converted in ordinary shares (3.3 million ordinary shares). In 2011, approximately 2.2 million of options (post reverse stock split) have been exercised.

At December 31, 2011, the authorized share capital comprised 200,000,000 (post reverse stock split as at January 28, 2011) ordinary shares at par value of € 0.10. At December 31, 2010 and 2009, prior to the reversed stock split, the authorized share capital amounted to 575,000,000 ordinary shares and 175,000,000 2002 Series A preference shares. All issued shares are fully paid. Prior to the IPO and the reverse stock split, all the shares had a par value of € 0.02.

The net proceeds of the Initial Public Offering amounted to € 138.6 million, which is used for general corporate purposes including, without limitation, capital expenditures relating to expansion of existing data centers and construction of new data centers.

Voting

Upon completion of the initial public offering in January 2011, the Company entered into a shareholders’ agreement with affiliates of Baker Capital. For so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of our outstanding ordinary shares, Baker Capital will have the right to designate for nomination a majority of the members of our board of directors, including the right to nominate the chairman of our board of directors. As a result, these shareholders have, and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as the ability to elect and change our management and to approve other changes to our operation. The interests of Baker Capital and its affiliates could conflict with your interests, particularly if we encounter financial difficulties or are unable to pay our debts when due. Affiliates of Baker Capital also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, although such transactions might involve risks to you as a holder of ordinary shares. In addition, Baker Capital or its affiliates may, in the future, own businesses that directly compete with ours or do business with us. The concentration of ownership may further have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our company and might ultimately affect the market price of our ordinary shares.

Prior to the initial public offering in January 2011, the holders of the 2002 Series A preference shares were entitled to vote, together with holders of the Company’s ordinary shares, on all matters submitted to shareholders for vote. Each share equals one vote. In addition to voting privileges, holders of the 2002 Series A preference shares were entitled to certain prior-consent rights against certain actions proposed by the Board of Directors.

Dividends

Prior to the IPO, dividends that are paid from the profits of the Company and, if permitted under Dutch law, as a result of a sale by the Company of shares or assets of the Company or a subsidiary other than pursuant to an IPO, sale or liquidation event shall be distributed in the following priority: first to holders of the 2002 Series A preference shares in an amount equal to the purchase price of the 2002 Series A preference shares (reduced by any dividend previously received on the 2002 Series A preference shares) and second to the extent any residual amount exits thereafter, pro rata amongst all holders of ordinary shares and 2002 Series A preference shares. Upon the completion of an IPO or a sale, the holders of the 2002 Series A preference shares were entitled to receive the 2002 Series A Share Purchase Price of € 0.20 per share (pre-reverse stock split) less any dividends exclusively paid to the holders of the 2002 Series A preference shares in cash or in ordinary shares.

Foreign currency translation reserve

The foreign currency translation reserve comprises of all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of intergroup balances with a permanent nature.

14	Earnings per share

Basic earnings per share

The calculation of basic earnings per share at December 31, 2011, was based on the profit of € 25,572,000 attributable to ordinary shareholders and pre-IPO the preference shareholders (2010: € 14,682,000 and 2009: € 26,452,000) and a weighted average number of ordinary and preference shares outstanding during the year ended December 31, 2011 of 66,052,000 (2010: 44,352,000 and 2009: 43,999,000). Profit is attributable to ordinary and preference shares (pre-IPO) on an equal basis.

Diluted earnings per share

The calculation of diluted earnings per share at December 31, 2011 was based on the profit of € 25,572,000 attributable to ordinary shareholders and pre-IPO the preference shareholders (2010: € 14,682,000 and 2009: € 26,452,000) and a weighted average number of ordinary and preference shares outstanding during the year ended December 31, 2011 of 67,449,000 (2010: 47,707,000 and 2009: 46,792,000) post reverse stock split.

In January 2011, the Company issued new shares at the New York Stock Exchange under the ticker symbol INXN. Upon completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of € 0.10 per ordinary shares. The 5:1 reverse stock split effectuated is presented in the basic earnings per share calculation and the diluted earnings per share calculation.

Profit attributable to ordinary and preference shareholders

	2011	2010	2009
		(€’000)
Profit attributable to ordinary and preference shareholders (basic)	25,572	14,682	26,452

Profit attributable to ordinary and preference shareholders	25,572	14,682	26,452

Weighted average number of ordinary shares and preference shares

	2011	2010	2009
	(in thousands of shares, post reverse stock split)
Weighted average number of ordinary shares (basic)	61,506	9,544	9,191
Weighted average number of preference shares	2,670	34,808	34,808

Weighted average number of ordinary and preference shares at December 31	64,176	44,352	43,999
Dilution effect of share options on issue	1,720	3,355	2,793

Weighted average number of ordinary and preference shares (diluted) at December 31	65,896	47,707	46,792

15	Trade payables and other liabilities

	2011	2010	2009
	(€’000)
Non-current
Deferred revenue	4,801	6,093	6,815
Other non-current liabilities	5,493	1,702	1,412

	10,294	7,795	8,227

Current
Trade payables	34,090	20,504	25,032
Tax and social security	4,180	2,725	3,607
Customer deposits	16,942	15,487	12,941
Deferred revenue	38,110	33,152	30,437
Accrued expenses	34,317	34,170	19,012

	127,639	106,038	91,029

Trade payables include € 20,877,000 (2010: € 8,027,000 and 2009 € 15,147,000) accounts payable in respect of purchases of property, plant and equipment.

Accrued expenses are analysed as follows:

	2011	2010	2009
	(€’000)
Data center related costs	7,951	9,243	6,200
Personnel and related costs	7,973	7,895	7,027
Professional services	2,476	1,876	1,315
Customer implementation and related costs	2,237	1,586	678
Financing related costs	9,650	10,236	87
Other	4,030	3,334	3,705

	34,317	34,170	19,012

As at December 31, 2011, the accrued Financing related costs principally relate to interest expenses on the Senior Secured Notes.

16	Provision for onerous lease contracts

As at December 31, 2011, the provision for onerous lease contracts relates to two unused data center sites in Germany, one in Munich terminating in March 2016 and one in Dusseldorf terminating in August 2016.

The provision is calculated based on the discounted future contracted payments net of any sublease revenues.

	2011	2010	2009
		(€’000)
As at 1 January	16,333	18,912	22,912
Increase in provision	—	—	3,282
Settlement	—	—	(4,950)
Unwinding of discount	518	578	708
Utilisation of provision	(3,125)	(3,157)	(3,040)

As at December 31	13,726	16,333	18,912

Non-current	10,618	13,260	15,844
Current	3,108	3,073	3,068

	13,726	16,333	18,912

Discounted estimated future losses are calculated using a discount rate based on the 5-year Euro-area government benchmark bond yield prevailing at the balance sheet date.

17	Borrowings

	2011	2010	2009
		(€’000)
Non-current
Senior Secured Notes 9.5%, due 2017	255,560	254,924	—
Bank borrowings	—	—	124,777
Finance lease liabilities	102	336	889
Other loans	1,605	2,143	3,012

	257,267	257,403	128,678

Current
Bank borrowings	—	—	24,168
Finance lease liabilities	235	429	347
Other loans	568	1,967	1,906

	803	2,396	26,421

Total borrowings	258,070	259,799	155,099

The carrying amounts of the Group’s borrowings are principally denominated in Euros. The face value of the Senior Secured Notes as at December 31, 2011 respectively 2010 is € 260,000,000.

Senior Secured Notes and Bank borrowings

In February 2010, the Company issued, at par, € 200,000,000 of 9.5% Senior Secured Notes due 2017 (the “Original Notes”), which are guaranteed by some of its subsidiaries. The notes are listed on the Luxembourg Stock Exchange’s Euro MTF Market. A portion of the proceeds were used to repay in full the Company’s bank borrowings outstanding under the € 180,000,000 bank credit facilities and to pay transaction fees and expenses. On February 18, 2010, the Group closed out its interest-rate swap contracts.

In 2009, the Company also entered into a new € 60 million revolving credit facility with a syndicate of banks. The revolving credit facility was reduced to € 50 million before year-end 2010. As at December 31, 2011, the revolving credit facility was undrawn.

In November 2010, the Company issued, above par at 106.5, € 60 million 9.50% Senior Secured Notes due 2017 as additional notes (the “Additional Notes”) under the indenture pursuant to which we issued the Original Notes.

The proceeds of the Senior Secured Notes and the former Bank borrowings were used to finance investments in capital expansion projects in order to increase equipped space within new and existing data centers.

The maturity profile of the gross amounts of Senior Secured Notes and bank borrowings is set out below:

	2011	2010	2009
		(€’000)
Within one year	—	—	24,843
Between 1 and 5 years	—	—	127,659
Over 5 years	260,000	260,000	—

	260,000	260,000	152,502

The Group has the following undrawn bank borrowing facilities:

	2011	2010	2009
		(€’000)
Expiring within one year	—	—	27,613
Expiring between 1 and 5 years	50,000	50,000	—

	50,000	50,000	27,613

As at the year-end, the Group was in compliance with all covenants associated with its bank and Senior Secured Notes borrowings.

Financial lease liabilities

Financial lease liabilities relate to the acquisition of property, plant and equipment with the following repayment schedule:

	2011	2010	2009
		(€’000)
Gross lease liabilities:
Within one year	236	459	526
Between 1 and 5 years	132	351	807

	368	810	1,333
Future interest payments	(31)	(45)	(97)

Present Value of Minimum Lease Payments	337	765	1,236

Other loans

The Company has a loan facility with the landlord of one of its unused data center sites in Germany to allow the Company to invest in improvements to the building to meet the requirements of sub-lessees. The non-current loan bears interest at 6% per annum and is repayable at the end of the lease term. As at December 31, 2011, the balance of the landlord loan was € 1,605,000 (2010: € 1,605,000 and 2009: € 1,605,000).

During 2009, the Company entered into a loan facility with the landlord of its unused data center site in Switzerland to fund the settlement of the lease of that site. The loan has been fully repaid as at December 31, 2011 (2010: € 1,673,000 and 2009: € 3,205,000).

In 2010, the Company entered into a supplier loan amounting to approximately € 800,000, which bears an interest at 7%. As at December 31, 2011, the balance of the supplier loan was € 568,000.

18	Financial instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2011	2010	2009
		(€’000)
Trade receivables	43,350	38,370	37,261
Rental and other supplier deposits	2,536	1,886	1,220
Cash and cash equivalents	142,669	99,115	32,003

	188,555	139,371	70,484

The maximum exposure to credit risk for trade receivables at the reporting date by geographic region was:

	2011	2010	2009
		(€’000)
UK, France, Germany and the Netherlands	31,336	27,162	26,953
Rest of Europe	12,014	11,208	10,308

	43,350	38,370	37,261

The Group’s most significant customer accounts for less than 5% of the trade receivables carrying amount as at December 31, 2011, as at December 31, 2010, and as at December 31, 2009.

The Group seeks to minimize the risk that this constraint imposes by holding cash as widely as possible across multiple bank institutions. Term risk is limited to deposits of no more than two weeks. The Group monitors its cash position, including counterparty and term risk, daily.

The aging of trade receivables as at the reporting date was:

	2011		2010		2009
	Gross	Allowance	Gross	Allowance	Gross	Allowance
			(€’000)
Not past due	36,533	—	28,129	—	30,031	—
Past due 0-30 days	3,549	—	6,546	—	4,708	—
Past due 31-120 days	3,009	35	3,884	235	2,437	56
Past due 120 days – 1 year	609	358	177	150	274	206
More than 1 year	267	224	114	95	113	40

	43,967	617	38,850	480	37,563	302

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2011	2010	2009
		(€’000)
Balance as at January 1	480	302	144
Impairment loss recognized	281	192	176
Write-offs	(144)	(14)	(18)

Balance as at December 31	617	480	302

Based on historic default rates, the Group believes that no impairment allowance is necessary in respect of trade receivables other than those that have been specifically provided for.

Liquidity risk

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements.

December 31, 2011

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
			(€’000)
Financial liabilities
Senior Secured Notes	255,560	395,850	24,700	98,800	272,350
Finance lease liabilities	337	368	263	105	—
Other loans	2,173	2,623	729	1,894	—
Trade and other payables(2)	89,529	89,529	89,529	—	—

	347,599	488,370	115,221	100,799	272,350

December 31, 2010

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
			(€’000)
Financial liabilities
Senior Secured Notes	254,924	411,110	24,700	98,800	287,610
Finance lease liabilities	765	810	459	351	—
Other loans	4,110	4,759	2,753	385	1,621
Trade and other payables(2)	74,595	74,595	74,595	—	—

	334,394	491,274	102,507	99,536	289,231

December 31, 2009

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
			(€’000)
Financial liabilities
Bank borrowings(1)	148,945	174,178	35,703	138,465	10
Finance lease liabilities	1,236	1,333	499	834	—
Other loans	4,918	5,029	2,005	1,419	1,605
Trade and other payables(2)	62,004	62,004	60,592	1,412	—

	217,103	242,544	98,799	142,130	1,615

Notes:

(1)	Cash flows for bank borrowings include the estimated cash flows from the interest rate swaps.
(2)	Excludes deferred revenues and rental holidays.

Market Risk

Exposure to currency risk

The following significant exchange rates applied during the year:

	Average rate			Report date mid-spot rate
	2011	2010	2009	2011	2010	2009
Euro
GBP 1	1.152	1.179	1.122	1.193	1.161	1.117
CHF 1	0.812	0.780	0.662	0.822	0.802	0.674
DKK 1	0.134	0.134	0.134	0.135	0.134	0.134
SEK 1	0.111	0.110	0.094	0.112	0.111	0.098

Sensitivity analysis

A 10% strengthening of the Euro against the following currencies at December 31 would have increased (decreased) equity and profit or loss by approximately the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and is performed on the same basis for 2010 and 2009.

	Equity	Profit or loss
	(€’000)
December 31, 2011
GBP	(219)	(561)
CHF	(1,321)	71
DKK	(1,279)	(149)
SEK	(416)	(384)
December 31, 2010
GBP	344	(805)
CHF	(1,356)	(88)
DKK	(1,122)	(112)
SEK	(27)	(26)
December 31, 2009
GBP	1,100	(358)
CHF	(1,058)	(289)
DKK	(1,007)	(134)
SEK	(1)	10

A 10% weakening of the Euro against the above currencies at December 31 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest rate risk

Profile

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount
	2011	2010	2009
		(€’000)
Fixed rate instrument
Senior Secured Notes	255,560	254,924	—
Finance lease liabilities	337	765	1,236
Other loans	2,173	4,110	4,918

	258,070	259,799	6,154
Variable rate instruments
Bank borrowings	—	—	148,945

	258,070	259,799	155,099

In November 2009, the Group entered into an interest rate swap to fix interest rates on variable rates borrowings. The amount hedged via an interest rate swap was € 45.9 million. The hedge is not effective as the hedged financial instrument is extinguished by the Senior Secured Notes issued in 2010. Unrealized hedging results were booked to net finance expenses in the income statement. On February 18, 2010, the Group closed out its interest-rate swap contracts. The below schedule summarizes the open interest swap transactions and their valuation as at December 31.

Fair values of interest rate swaps as at 31 December

	2011	2010	2009
		(€’000)
Interest swaps	—	—	(99)

Total fair value	—	—	(99)

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates payable at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2010 and 2009.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
(€’000)
December 31, 2011
Variable rate instruments	—	—	—	—
December 31, 2010
Variable rate instruments	—	—	—	—
December 31, 2009
Variable rate instruments	(1,458)	1,458	(1,458)	1,458

Fair values and hierarchy

Fair values versus carrying amounts

The market price of the Senior Secured Notes as of December 31, 2011 was 108.75. Using this premium the fair value of the Senior Secured Notes would have been approximately € 282.8 million compared to its nominal value of € 260 million. The carrying amounts of other financial assets and liabilities approximate their fair value.

Fair value hierarchy

As at December 31, 2011, there are no liabilities related to financial instruments which are carried at fair value. The company uses three levels of valuation method as defined below:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Group had no financial instruments carried at fair value at December 31, 2011 (2010: nil and 2009: (99)):

	Level 1	Level 2	Level 3
December 31, 2011
Interest rate swaps	—	—	—
December 31, 2010
Interest rate swaps	—	—	—
December 31, 2009
Interest rate swaps	—	(99)	—

Capital Management

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return on capital.

The Group’s net debt to adjusted equity ratio at the reporting date was as follows:

	2011	2010	2009
		(€’000)
Net Debt
Total liabilities	413,720	391,493	273,643
Less: Cash	(142,669)	(99,115)	(32,003)

	271,051	292,378	241,640

Equity
Total equity	330,561	155,269	134,377

Net debt to adjusted equity ratio	0.82	1.88	1.80

19	Share-based payments

Summary of outstanding options

Share options to acquire a fixed number of shares are granted to employees and others based on a number of factors. The exercise price is fixed at the date of the grant. The numbers of options listed below are post the reverse stock split 5:1, which was effectuated upon completion of the initial public offering on January 28, 2011.

The terms and conditions of the grants, post reverse stock split, under the 2008 Option Plan with an exercise price, are as follows:

Grant date	Employees entitled	Exercise price in €	Options granted outstanding	Options granted outstanding, vested
			(In thousands)
2003-2005	Key management	2.00	54	54
	Key management	1.00	8	8
	Senior employees	1.00	48	48
	Senior employees	2.00	28	28
2007	Key management	3.50	1,496	1,496
	Key management	4.45	100	100
2008	Senior employees	1.00	10	10
	Senior employees	2.00	1	1
	Senior employees	4.45	239	223
	Senior employees	5.00	71	51
2009	Key management	5.00	100	50
	Senior employees	5.00	56	25
2010	Key management	5.00	40	18
	Senior employees	5.00	168	74
	Key management	6.50	60	19
	Senior employees	6.50	47	18
	Senior employees	7.50	28	8

	Total share options		2,554	2,231

The terms and conditions of the grants, post reverse stock split, under the 2011 Option Plan with an USD exercise price, are as follows:

Grant date	Employees entitled	Exercise price in $	Outstanding	Exercisable
			(In thousands)
2011	Key management (Executive Director)	14.74	600	200
	Non-Executive Directors	13.00-14.74	30	—
	Senior employees	13.00-14.65	706	47

	Total share options		1,336	247

Share options granted before the year 2011, under the 2008 Option Plan, vest over 4 years and can be exercised up to 5 years after the date of grant. In 2010, the exercise periods of some options granted in 2003 and 2005 but not yet exercised were extended to March 31, 2012. Share options granted in the year 2011, under the 2011 Option Plan generally, vest over 4 years and can be exercised up to 8 years after the date of grant. The options granted in 2011 to the Company’s Executive Director, Non-Executive Directors and certain employees have an accelerated vesting term.

The number and weighted average exercise prices of outstanding share options, post reverse stock split, under the 2008 Option Plan with euro exercise prices are as follows:

	Weighted average exercise price in €			Number of options in thousands
	2011	2010	2009	2011	2010	2009
Outstanding at January 1	2.91	2.65	2.45	4,733	4,366	5,078
Granted	—	5.64	5.00	—	415	197
Exercised	1.61	1.50	1.00	(2,156)	(4)	(704)
Expired	—	1.00	—	—	(6)	—
Forfeited	5.76	5.62	4.20	(23)	(38)	(205)

Outstanding - December 31	3.94	2.91	2.65	2,554	4,733	4,366
Exercisable - December 31	3.72	2.36	2.05	2,231	3,997	3,453

The number and weighted average exercise prices of outstanding share options, post reverse stock split, under the 2011 Option Plan with US dollar exercise prices are as follows:

	Weighted average exercise price in $			Number of options in thousands
	2011	2010	2009	2011	2010	2009
Outstanding at January 1	—	—	—	—	—	—
Granted	13.65	—	—	1,336	—	—
Exercised	—	—	—	—	—	—
Expired	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—

Outstanding - December 31	13.65	—	—	1,336	—	—
Exercisable - December 31	14.41	—	—	247	—	—

The options outstanding at December 31, 2011 have a weighted average remaining contractual life of 3.2 years (2010: 4.3 years and 2009: 3.6 years).

Employee expenses

In 2011, the Company recorded employee expenses of € 2,736,000 related to share-based payments (2010: € 1,684,000 and 2009: € 950,000).

The weighted average fair value at grant date of options granted during the period has been determined using the Black-Scholes valuation model. The following inputs have been used:

	2011	2010	2009
Share price in € at grant date (post reverse stock split)	8.02-9.71	10.20-14.10	6.70 to 8.60
Exercise price in € (post reverse stock split)	9.01 to 10.95	5.00 to 7.50	5.00
Dividend yield	0%	0%	0%
Expected volatility	40%	35%	35%
Risk free interest rate	2.0%	4.0%	4.1%
Expected life weighted average	5.1 years	3.5 years	3.5 years

The significant inputs into the model were:

•	Expected volatility based on the performance of companies that are considered to be comparable to the Group.

•	A risk-free interest rate based on the yield on zero coupon bonds issued by the Netherlands government with a maturity similar to the expected life of the options.

•	Expected life is considered to be equal to the average of the share option exercise and vesting periods.

20	Financial commitments

Non-cancellable operating lease commitments

At December 31, the Group has future minimum commitments for non-cancellable operating leases with terms in excess of one year as follows:

	2011	2010	2009
	(€’000)
Within 1 year	25,529	23,280	22,717
Between 1 to 5 years	102,741	92,269	84,439
After 5 years	167,428	124,488	75,728

	295,698	240,037	182,884

As at December 31, 2011, of the non-cancellable operating leases an amount of € 13,668,000 relates to the lease contracts, which are provided for as part of the provision for onerous lease contracts.

The total gross operating lease expense for the year 2011 was € 22,000,000 (2010: € 21,082,000 and 2009: € 20,483,000).

Future committed revenues receivable

The Group enters into initial contracts with its customers for periods of at least 1 year and generally between 3 and 5 years resulting in future committed revenues from customers. At December 31, the Group had contracts with customers for future committed revenues receivable as follows:

	2011	2010	2009
	(€’000)
Within 1 year	139,475	154,634	101,235
Between 1 to 5 years	201,620	149,900	96,392
After 5 years	103,934	18,606	16,093

	445,029	323,140	213,720

Commitments to purchase power

The Group, where possible and for its own use, seeks to purchase power on fixed-price term agreements with local power supply companies within the cities in which it operates. In some cases the Group also commits to purchase certain minimum volumes of power at fixed prices. At December 31, the Group had entered into non-cancellable power purchase commitments as follows:

	2011	2010	2009
	(€’000)
Within 1 year	15,800	13,900	9,800
Between 1 to 5 years	—	14,700	—

	15,800	28,600	9,800

21	Capital commitments

At December 31, 2011, the Group had outstanding capital commitments totalling € 102,000,000 (2010: € 19,855,000 and 2009: € 33,539,000). These commitments are expected to be settled in the following financial year. The increase results from ongoing expansion projects.

22	Contingencies

Guarantees

Certain of our subsidiaries have granted guarantees to our lending banks in relation to our borrowings. The Company has granted rent guarantees to landlords of certain of the Group’s property leases. Financial guarantees granted by the Group’s banks in respect of operating leases amount to € 6,350,000 (2010: € 3,920,000 and 2009: € 3,828,000) and other supplier guarantees amounting to € 1,027,000.

Costs of sites restoration

As at December 31, 2011, the estimated discounted cost relating to the restoration of data center leasehold premises was € 17,000,000 (2010: € 15,400,000 and 2009: € 14,481,000), of which € 701,000 (2010: € 695,000 and 2009: € 633,000) was recognized. Remaining lease terms are over a range of 1 to 23 years and, in accordance with the Group’s accounting policy, amounts have only been provided in the financial statements in respect of premises where it is probable that the lease will not be renewed. The Group expects to exercise its right to renew its leases when they expire and continue to use the sites as data centers. It is therefore not expected that other site restoration liabilities will be incurred.

Other obligations pertaining to the Company, not appearing on the statement of financial position have been disclosed in Note 34 below.

23	Related-party transactions

There are no material transactions with related parties, other than as disclosed below, and all transactions are conducted at arm’s length.

Shareholders Agreement

Upon completion of the Initial Public Offering, the company entered into a shareholders’ agreement with affiliates of Baker Capital. For so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of Interxion’s outstanding ordinary shares, Baker Capital will have the right to designate for nomination a majority of the members of the board of directors, including the right to nominate the chairman of our board of directors

If Baker Capital or its affiliates continues to be the owner of shares representing less than or equal to 25% but more than 15% of the outstanding ordinary shares, Baker Capital will have the right to designate for nomination three of the seven members of the Board, at least one of whom shall satisfy the criteria for independent directors. For so long as Baker Capital or its affiliates continues to be the owner of shares representing less than or equal to 15% but more than 10% of the outstanding ordinary shares, Baker Capital will have the right to designate for nomination two of the seven members of our Board, none of whom shall be required to be independent. At such time that the ownership of Baker Capital or its affiliates is less than or equal to 10% but more than 5% of the outstanding ordinary shares, Baker Capital will have the right to designate for nomination one of the seven members of our Board, who shall not be required to be independent.

Furthermore, for so long as Baker Capital or its affiliates continues to be the owner of shares representing more than 25% of the outstanding ordinary shares, Baker Capital will have the right, but not the obligation, to nominate the Chairman of our Board.

As long as Baker Capital or its affiliates continues to be the owner of shares representing more than 15% of the outstanding ordinary shares, at least one of Baker Capital’s director nominees shall be appointed to each of our standing committees, provided that such Baker Capital nominees shall meet any independence or other requirements of the applicable listing standards.

As at April 1, 2012, private equity investment funds affiliated with Baker Capital indirectly own 30.88%, on a fully diluted basis, of Interxion’s equity.

Key management compensation

The total compensation of key management is as follows:

	2011	2010	2009
	(€’000)
Short-term employee benefits (salaries and bonuses)	3,406	3,937	3,505
Post-employment benefits	44	88	66
Share-based payments	1,263	635	504
Termination benefits	115	—	83

	4,828	4,660	4,158

Key management’s share-based payment compensation is disclosed in Note 19, and the compensation of the Executive Director and Non-Executive Directors of the Board is disclosed on individual basis in Note 32.

France IX loan

Interxion France is a member and co-founder of the France IX association, founded in 2010, the mission of which is to reinforce Paris as a global peering point by developing a panel of services that meets the various, and current, needs of the market, and by gathering together French and foreign ISPs and internet services, and content providers. To date Interxion France has incurred aggregate cost of € 574,000, which have been recharged to France IX association, receipt of which has been formalised in a loan agreement.

24	Events subsequent to the balance sheet date

Change in ownership of shares

On Wednesday March 14, 2012, Chianna Investment N.V. requested that Interxion instruct its Transfer Agent, American Stock Transfer & Trust Company, to remove the restrictive legend on the 10,143,599 Interxion shares that Chianna Investment N.V. holds. Baker Capital informed Interxion that it intended to make a pro rata distribution-in-kind of these shares immediately to the partners of Baker Communications Fund (Cayman) LP, Baker Capital holds an additional 20,657,892 Interxion shares through a successor fund, Baker Communications Fund II (Cayman) LP.

This distribution did not have any effect upon the total number of shares outstanding.

INTERXION HOLDING N.V. COMPANY FINANCIAL STATEMENTS

COMPANY STATEMENT OF FINANCIAL POSITION

(before appropriation of results)

		As at 31 December
	Note	2011	2010	2009
		(€’000)
Non-current assets
Financial assets	27	499,997	341,265	296,637
Deferred financing costs		667	1,287	—
Deferred tax assets	28	18,439	16,654	16,065

		519,103	359,206	312,702
Current assets
Trade and other current assets	29	2,388	3,323	235
Cash and cash equivalents	30	78,123	60,638	—

		80,511	63,961	235

		599,614	423,167	312,937

Shareholders’ equity
Share capital		6,612	4,434	4,434
Share premium		466,167	321,078	319,388
Foreign currency translation reserve		7,386	4,933	413
Accumulated deficit		(175,176)	(189,858)	(216,310)
Profit for the year		25,572	14,682	26,452

	31	330,561	155,269	134,377
Non-current liabilities
Payables to subsidiaries		—	—	26,011
Borrowings	17/18	255,560	254,923	124,753

		255,560	254,923	150,764
Current liabilities
Trade payables and other liabilities		13,493	12,975	247
Borrowings	17/18	—	—	24,071
Bank overdrafts		—	—	3,478

		13,493	12,975	27,796

Total liabilities		269,053	267,898	178,560

Total liabilities and shareholders’ equity		599,614	423,167	312,937

Note:

The accompanying notes form an integral part of the company financial statements.

COMPANY INCOME STATEMENT

		For the years ended 31 December
	Note	2011	2010	2009
		(€’000)
Profit relating to the Company		4,902	14,461	16,612
Profit relating to investments in subsidiaries after tax	27	20,670	221	9,840

Profit for the year	31	25,572	14,682	26,452

Note:

The accompanying notes form an integral part of the company financial statements.

NOTES TO THE 2011 COMPANY FINANCIAL STATEMENTS

25	Basis of presentation

As provided in section 402 of the Netherlands Civil Code, Book 2, the Company income statement only shows the after-tax results of consolidated subsidiaries, as Interxion Holding N.V.’s results are included in the Consolidated Income Statement.

26	Accounting policies

The financial statements of Interxion Holding N.V. are prepared in accordance with the Netherlands Civil Code, Book 2, Part 9, with the application of the regulations of section 362.8 allowing the use of the same accounting policies as those adopted for the consolidated financial statements as set out in Note 3.

Subsidiaries are valued using the equity method, applying the European Union endorsed IFRS accounting policies as set out in Note 3 to the consolidated financial statements. Any related-party transactions between subsidiaries and with members of the Board of Directors and the (ultimate) parent company Interxion Holding N.V. are conducted on an arm’s-length basis on terms comparable to transactions with third parties.

27	Financial assets

	Investments in subsidiaries	Receivables from subsidiaries	2011	2010	2009
	(€’000)
As at January 1	(52,473)	393,738	341,265	296,637	222,871
Movement in receivables	—	135,608	135,608	47,236	62,345
Profit/(loss) after tax	20,670	—	20,670	221	9,840
(Repayment capital) / Recapitalisation	—	—	—	(7,349)	234
Foreign currency translation differences	2,454	—	2,454	4,520	1,347

As at December 31	(29,349)	529,346	499,997	341,265	296,637

28	Deferred tax assets

See also Note 8. The difference between the Group’s consolidated deferred tax assets € 39,557,000 (2010: € 39,841,000 and 2009: € 39,585,000) and those of the Company € 18,439,000 (2010: € 16,654,000 and 2009: € 16,065,000) relates to the inclusion of non-Dutch entities in the consolidated statement of financial position.

29	Trade and other current assets

Prepaid expenses relate to payments to creditors for costs that relate to future periods (e.g. rent, maintenance contracts and insurance premiums) and VAT receivable. At December 31, 2011, € 2,281,000 was related to the VAT receivable (2010: € 159,000 and 2009: € 55,000).

30	Cash and cash equivalents

Out of the cash and cash equivalents, € 1,387,000 (2010: € 2,163,000: 2009: € 2,324,000) was used as a collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.

31	Shareholders’ equity

	Note	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
	(€’000)
Balance as at Jan. 1, 2011		4,434	321,078	4,933	(175,176)	155,269
Profit for the year		—	—	—	25,572	25,572
Foreign currency translation differences		—	—	2,453	—	2,453
Total comprehensive income		—	—	2,453	25,572	28,025
IPO proceeds		1,625	142,487	—	—	144,112
Conversion of Pref. shares		337	(337)	—	—	—
Liquidation price paid to Pref. shareholders		—	(3,055)	—	—	(3,055)
Exercise of options		216	3,258	—	—	3,474
Share-based payments	21	—	2,736	—	—	2,736
Total contribution by and distributions to owners of the Company		2,179	145,088	—	—	147,267

Balance as at December 31, 2011		6,612	466,167	7,386	(149,604)	330,561

Balance as at Jan. 1, 2010		4,434	319,388	413	(189,858)	134,377
Profit for the year		—	—	—	14,682	14,682
Foreign currency translation differences		—	—	4,520	—	4,520
Total comprehensive income		—	—	4,520	14,682	19,202
Exercise of options		—	6	—	—	6
Share-based payments	21	—	1,684	—	—	1,684
Total contribution by and distributions to owners of the Company		—	1,690	—	—	1,690

Balance as at December 31, 2010		4,434	321,078	4,933	(175,176)	155,269

Balance as at Jan. 1, 2009		4,364	317,806	(934)	(216,310)	104,926
Profit for the year		—	—	—	26,452	26,452
Foreign currency translation differences		—	—	1,347	—	1,347
Total comprehensive income		—	—	1,347	26,452	27,799
Exercise of options		70	632	—	—	702
Share-based payments	21	—	950	—	—	950
Total contribution by and distributions to owners of the Company		70	1,582	—	—	1,652

Balance as at December 31, 2009		4,434	319,388	413	(189,858)	134,377

Note:

Foreign currency translation adjustment qualifies as a legal reserve.

32	Remuneration Executive Director and Non-Executive Directors of the Board

The compensation of the Executive Director and the Non-Executive Directors of the Board for 2011 was as follows:

	Salaries	Bonus	Share-based payment charges	Total
			(€’000)
D.C. Ruberg	540	747	832	2,119
J.C. Baker	35	—	—	35
R.M. Manning	35	—	—	35
C.G. van Luijk	45	—	—	45
D. Lister (appointed June 2011)	18	—	7	25
M. Massart (appointed January 2012)	—	—	—	—
J.F.H.P. Mandeville	35	—	14	49
P. E.D. Ekelund (resigned as per June 2011)	18	—	—	18
P. Schröder (resigned as per January 2012)	35	—	—	35

	761	747	853	2,361

33	Financial commitments

Non-cancellable operating leases payable

The Company leases and guarantees a variety of facilities and equipment under operating leases. Future minimum commitments for non-cancellable operating leases with terms in excess of one year are as follows:

	2011	2010	2009
		(€’000)
Within 1 year	3,334	4,397	4,867
Between 1 and 5 years	12,505	18,309	17,307
After 5 years	16,776	29,227	19,198

	32,615	51,933	41,372

34	Obligations not appearing in the statement of financial position

Declarations of joint and several liability as defined in Book 2, section 403 of the Netherlands Civil Code have been given by Interxion Holding N.V. on behalf of the following Dutch subsidiaries: Interxion Telecom B.V., Interxion Nederland B.V., Interxion Consultancy Services B.V., Interxion Trading B.V., Interxion Headquarters B.V., Interxion B.V., Interxion Datacenters B.V., Interxion Trademarks B.V. and Interxion Operational B.V. The liabilities of these companies to third parties totalled € 11,410,000 at December 31, 2011 (2010: € 17,617,000 and 2009: € 20,705,000).

The Company has issued letters of comfort in respect of Interxion Belgium N.V., Interxion France S.A., Interxion Ireland Ltd, Interxion Sverige AB and Interxion Carrier Hotel Ltd.

The Company, together with Interxion B.V., Interxion Consultancy Services B.V., Interxion Headquarters B.V., Interxion Nederland B.V., Interxion Telecom B.V., Interxion Trademarks B.V. and Interxion Trading B.V. forms a fiscal group for tax purposes and they are considered to be jointly responsible for the obligations of the fiscal group.

35	Fees of the auditor

With reference to section 2:382a(1) and (2) of the Netherlands Civil Code, the following fees for the financial years 2011, 2010 and 2009 have been charged by KPMG Accountants N.V. or Other KPMG network to the Company, its subsidiaries and other consolidated entities:

	2011			2010			2009
	KPMG Accountants N.V	Other KPMG network	Total KPMG	KPMG Accountants N.V.	Other KPMG network	Total KPMG	KPMG Accountants N.V.	Other KPMG network	Total KPMG
					(€’000)
Statutory audit of annual accounts	217	224	441	217	224	441	235	235	470
Additional audit procedures	217	—	217	—	—	—	—	—	—
Other assurance services	102	149	251	1,156	19	1,175	—	—	—
Tax advisory services	—	6	6	—	7	7	—	—	—
Other non-assurance	—	—	—	10	—	10	—	—	—

	536	379	915	1,383	250	1,633	235	235	470

Board of Directors:

D.C. Ruberg	J.C. Baker
(Chief Executive Officer, Vice-Chairman and Executive Director)	(Chairman and Non-Executive Director)

R.M. Manning (Non-Executive Director)	C.G. van Luijk (Non-Executive Director)

D.W. Lister (Non-Executive Director)	M.M.P. Massart (Non-Executive Director)

J.F.H.P. Mandeville (Non-Executive Director)
Schiphol-Rijk, April 27, 2012

OTHER INFORMATION

APPROPRIATION OF RESULT

Statutory regulation governing the distribution of profit (in accordance with article 23 paragraph 1 and 2 of the Articles of Association)

Paragraph 1: The Board shall, in its sole discretion, determine the amounts of the profits accrued in a financial year that shall be added to the reserves of the Company.

Paragraph 2: The allocation of profits accrued in a financial year remaining after application of Article 23.1 shall be determined by the General Meeting.

PROPOSED APPROPRIATION OF RESULTS FOR THE YEAR 2011

The Board of Directors proposes to add the profit for the year, amounting to € 25,572,000, to the other reserves (“accumulated deficit”).

INDEPENDENT AUDITOR’S REPORT

Independent auditors’ report

To: the Annual General Meeting of Shareholders of Interxion Holding N.V.

Report on the financial statements

We have audited the accompanying financial statements 2011 of Interxion Holding N.V, Amsterdam, as set out on pages 23 to 78. The financial statements include the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated statement of financial position as at 31 December 2011, consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company statements of financial position as at 31 December 2011, the company income statement for the year then ended, and the notes, comprising a summary of the accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the Report of the Board in accordance with Part 9 of Book 2 of the Netherlands Civil Code. Furthermore, management is responsible for such internal control as it determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Interxion Holding N.V. as at 31 December 2011, and of its results and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of Interxion Holding N.V. as at 31 December 2011, and of its results for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirements under Section 2:393 sub 5 at e and f of the Netherlands Civil Code, we have no deficiencies to report as a result of our examination whether the Report of the Board of Directors, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and if the information as required under Section 2:392 sub 1 at b - h has been annexed. Further, we report that the Report of the Board of Directors, to the extent we can assess, is consistent with the financial statements as required by Section 2:391 sub 4 of the Netherlands Civil Code.

Amstelveen, The Netherlands

April 27, 2012

KPMG ACCOUNTANTS N.V.

H.A.P.M. van Meel